                                                Filed pursuant to Rule 424(b)(4)
                                                Registration No. 333-40649



                                3,187,570 Shares

                                 CONSYGEN, INC.

                                  COMMON STOCK

                             -----------------------

      Of the estimated 2,898,986 shares of Common Stock, $.003 par value (the "Common Stock") of ConSyGen, Inc., a Texas corporation ("ConSyGen" or the "Company"), offered hereby, an estimated 211,416 shares are being sold by the Company upon conversion of outstanding convertible notes and 2,687,570 are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Selling Stockholders." There can be no assurance that the convertible notes will be converted.

      The Common Stock is quoted on the National Association of Securities Dealer's OTC Bulletin Board ("OTC Bulletin Board") under the symbol "CSGI." On December 8, 1997, the last reported sale price of the Common Stock was $6.50 per share.
                             -----------------------

 SEE "RISK FACTORS" ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE
     CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY

                             -----------------------

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
    THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
           NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
       SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
      PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

========================================================================================================================
                                                  Price to                   Proceeds to               Proceeds to
                                                 Public (1)                 Company(2)(3)                Selling
                                                                                                      Stockholders
------------------------------------------ ---------------------------- ------------------------ -----------------------
Per Share...................               $           6.75(1)/$4.73(3)        $     4.73                $      6.75
------------------------------------------ ---------------------------- ------------------------ -----------------------
Total ......................               $18,141,098(1)/$1,000,000(3)        $1,000,000                $18,141,098
------------------------------------------------------------------------------------------------------------------------

      (1) Estimated based on the last reported sale of the Common Stock on the OTC Bulletin Board on November 13, 1997.

      (2) Before deducting expenses payable by the Company estimated to be $200,000.

      (3) Assumes conversion of $1.0 million of long-term debt, at an assumed conversion rate of $4.73 per share (70% of $6.75, the closing price of the Common Stock, as quoted on the OTC Bulletin Board on November 13,
          1997), into approximately 211,416 shares of Common Stock. There can be no assurance that such long-term debt will be converted into Common Stock.

                             -----------------------

                               DECEMBER 9, 1997.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, SUCH TRANSACTIONS MAY BE EFFECTED ON THE OTC BULLETIN BOARD OR OTHERWISE. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

                               PROSPECTUS SUMMARY

The following is qualified in its entirety by the more detailed information (including the financial statements and notes thereto) appearing elsewhere in this Prospectus.

                                   THE COMPANY

         The Company's business consists solely of the business of its wholly owned subsidiary, ConSyGen, Inc., an Arizona corporation ("ConSyGen-Arizona"). ConSyGen-Arizona commenced business in 1979 for the purpose of developing and marketing vertical market software for the hotel and airline industries. In addition to providing these software packages, for many of its clients, ConSyGen-Arizona converted these applications from proprietary Honeywell computers to open systems (UNIX-compliant hardware), using an internally-developed approach which automated the conversion process. Until 1995, ConSyGen-Arizona licensed its proprietary computer software, which was used in the hotel and airline industries, and also provided software maintenance services. In 1996, ConSyGen-Arizona discontinued its practice of software licensing and providing software maintenance services.

         In 1991, in response to growing business demand for migration of older software applications from mainframe computers to open systems, ConSyGen-Arizona commenced development of a fully-automated capability to allow clients to move software applications from mainframes to open systems, while simultaneously performing migration to alternative databases and providing replacement of existing languages (primarily, COBOL). This process, also known as "down-sizing" or "re-hosting", was designed to move application software from expensive, inflexible, proprietary mainframe computers to newly-available, lower-cost open-system computers, thereby opening up more effective environments, while substantially reducing operating costs. After significant research and development, an automated software conversion toolset - ConSyGen Conversion(SM)- was completed. See "Risk Factors Absence of Proven Technology/Market Acceptance."

         Full automation of this otherwise-manual process offered the significant benefit of eliminating most of the manual conversion tasks, thereby reducing effort, time and expense, while improving accuracy and reducing testing requirements.

         In early 1996, ConSyGen-Arizona commenced the extension of the existing conversion capability to deal specifically with the Year 2000 problem; that is the inability of a software application to recognize the Year 2000. ConSyGen-Arizona's objective was to develop a fully-automated process for the identification and correction of date occurrences in software applications. Although under continuous development, the Company's ConSyGen 2000(SM) toolset, which provides automated date conversions, has been used to complete several pilot (non-revenue generating) Year 2000 conversion projects, and patents are pending on the technology. See "Risk Factors - Absence of Proven Technology/Market Acceptance." Automation of the process by which software is made compliant for the Year 2000 and beyond, as compared with a manual process, offers the benefits of speed; accuracy; reduced staffing, time and cost; and higher confidence in the delivered result. Client staff involvement is reduced to project-related tasks (such as test planning), and to confirmation of some date origins and cross-references in the software.

         ConSyGen-Arizona now concentrates on the marketing and provision of services related to its primary software products - ConSyGen 2000 and ConSyGen Conversion. Marketing is performed by ConSyGen directly, through selected teaming partners, and through a representative program.

         Although the Company is actively marketing its ConSyGen 2000 and ConSyGen Conversion toolsets, the Company is not currently generating any significant revenue, either from its ConSyGen 2000 or its ConSyGen Conversion toolset. See "Risk Factors - Absence of Proven Technology/Market Acceptance." Although the Company has completed several pilot (non-revenue generating) Year 2000 conversion projects, the Company has not yet completed a revenue generating Year 2000 conversion project. The Company did complete several revenue generating migration projects from 1993 to 1995, but the Company has not since completed such a project. Instead, the Company's efforts have been focused on the further development of its ConSyGen Conversion toolset, including extending the toolset to cover new hardware environments. Such further development and extension of the toolset was necessary, as the toolset was limited in application to Honeywell/BULL systems and did not perform conversions with sufficient speed. The Company recently entered into a revenue generating contract with Lender's Service, Inc., a subsidiary of Merrill Lynch, pursuant to which the Company will provide conversion services, including both migration and Year 2000 correction services.

--------------------------------------------------------------------------------

                                  THE OFFERING

Common Stock Offered by the Company (1)..................................        211,416 shares
Common Stock Offered by Selling Stockholders.............................        2,687,570 shares
Common Stock to be Outstanding after the Offering........................        15,265,494 shares(2)

Use of Proceeds..........................................................        Conversion of long-term debt.
                                                                                 See "Use of Proceeds."

OTC Bulletin Board Symbol................................................        CSGI

-------------------------

(1) Assumes conversion of $1.0 million of long-term debt, at an assumed conversion rate of $4.73 per share (70% of $6.75, the closing price of the Common Stock, as quoted on the OTC Bulletin Board on November 13, 1997), into approximately 211,416 shares of Common Stock. There can be no assurance that such long-term debt will be converted into Common Stock.

(2) Does not include: (i) outstanding warrants to purchase 1,400,000 shares of Common Stock, at an exercise price of $5.00 per share, of which 1,300,000 are currently exercisable; and (ii) outstanding options to purchase 2,270,000 shares of Common Stock, at a weighted average exercise price of $2.82, of which approximately 1,185,250 are currently exercisable.





                       SUMMARY CONSOLIDATED FINANCIAL DATA
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                                    THREE MONTHS
                                                                   YEARS ENDED DECEMBER 31,                       ENDED AUGUST 31,
                                                                   ------------------------                       ----------------
                                 5 MONTHS ENDED
                                  MAY 31, 1997      1996        1995         1994        1993        1992        1997         1996
                                  ------------      ----        ----         ----        ----        ----        ----         ----
CONSOLIDATED INCOME                                                                         (unaudited)              (unaudited)
 STATEMENT DATA:
   Revenues                        $    20          $ 44        $ 329        $ 790       $ 854      $ 819        $  6         $ -


   Net loss                         (1,648)       (6,621)      (1,120)        (655)       (595)       (50)       (744)       (1,351)

   Weighted average common
       shares outstanding       13,700,231     9,438,062    6,116,661    5,958,327   3,500,000  1,000,000  13,919,831     8,076,889

   Net loss per
       common share                  (0.12)        (0.70)       (0.18)       (0.11)      (0.17)     (0.05)      (0.05)        (0.17)

                                                                                                               AUGUST 31, 1997
                                                                         DECEMBER 31,                      ------------------------
                                  MAY 31, 1997      1996        1995         1994        1993        1992  ACTUAL AS ADJUSTED(1)(2)
                                  ------------      ----        ----         ----        ----        ----  ------------------------
CONSOLIDATED BALANCE                                                                        (unaudited)              (unaudited)
 SHEET DATA:
   Cash and cash equivalents          $ 21          $ 83           $3          $14          $1          -        $ 51     $   5,759

   Working capital (deficit)          (857)         (820)      (1,460)        (795)     (3,363)    (6,853)       (295)        5,159

   Total assets                        211           222          173           64         230        423       1,004         6,210

   Long-term debt                    1,000           -            -            -           -          -         1,000           -

   Stockholders' equity (deficit)   (1,720)         (742)      (1,392)        (779)     (3,325)    (6,819)       (947)        5,508

   ----------------------
(1) Assumes conversion of $1.0 million of long-term debt, at an assumed conversion rate of $4.73 per share (70% of $6.75, the closing price of the Common Stock, as quoted on the OTC Bulletin Board on November 13,
        1997), into approximately 211,416 shares of Common Stock. There can be no assurance that such long-term debt will be converted into Common Stock.

(2) Gives effect to the following transactions: (i) the receipt of $504,000 (net of finder's fee) in payment of subscription receivable and the issuance of the related 100,000 shares; (ii) the sale in September 1997 of 52,000 shares of Common Stock, for net proceeds of approximately $312,000; (iii) the sale in October 1997 of 900,000 shares of Common Stock at a price of $5.8625 per share, for net proceeds of approximately $5.1 million; (iv) the issuance in October 1997 of 31,000 shares of Common Stock in payment of current indebtedness in the amount of approximately $250,000; and (v) the issuance of 20,000 shares of Common Stock to a consultant of the Company as consideration for services rendered and to be rendered.

--------------------------------------------------------------------------------

                                  RISK FACTORS

         An investment in the shares of Common Stock offered hereby involves a high degree of risk. In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

         ABSENCE OF PROVEN TECHNOLOGY/MARKET ACCEPTANCE. The Company is continuing to develop its ConSyGen Conversion and ConSyGen 2000 tool sets, and there can be no assurance that such toolsets will perform to market expectations, be well received, or generate substantial revenues, if any. The Company is not currently generating any significant revenue from either its ConSyGen 2000 or its ConSyGen Conversion toolset, or otherwise. Although the Company is currently working on a revenue generating year 2000 conversion, the Company has yet to complete a year 2000 conversion on a commercial basis with its ConSyGen 2000 toolset. Moreover, the Company has not completed a revenue generating migration project with its ConSyGen Conversion toolset since 1995. There can be no assurance that the Company's ConSyGen 2000 toolset will enable the Company to successfully convert software programs on a commercial basis so that they are year 2000 compliant. Nor can there be any assurance that the Company's ConSyGen Conversion toolset will enable the Company to successfully perform migration projects on a commercial basis. Failure of the Company's ConSyGen 2000 or ConSyGen Conversion toolsets to enable successful year 2000 conversions and migrations will have a material adverse effect on the price of the Company's common stock and the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete effectively in the market for its services. The failure of the Company to penetrate its target market would have a material adverse effect upon its operations and prospects. Market acceptance of the Company's services will depend upon the ability of the Company to demonstrate the advantages of its toolsets over competing technologies.

         ACCUMULATED DEFICIT; NET LOSSES. The Company has not been profitable and had accumulated losses at August 31, 1997 of approximately $19.6 million. Management believes that the Company's long-term ability to continue as a going concern is dependent upon obtaining adequate long-term financing and the achievement of profitability. The Company has not yet generated significant revenue from either its ConSyGen 2000 or ConSyGen Conversion toolset, or otherwise. Nor has the Company completed a Year 2000 conversion on a commercial basis with its ConSyGen 2000 toolset. Moreover, the Company has not since 1995 completed a migration project using its ConSyGen Conversion toolset. There can be no assurance that the Company will be able to generate significant revenue from services related to either its ConSyGen 2000 or ConSyGen Conversion toolset. See "Risk Factors - Absence of Proven Technology/Market Acceptance." Nor can there be any assurance that the Company will be able to obtain adequate long term financing. See "Risk Factors -- Future Capital Needs." The failure of the Company to generate significant revenue from its conversion services or obtain adequate long term financing will have a material adverse effect on the Company's ability to continue as a going concern. There can be no assurance that the Company will be successful in achieving these goals.

         NEED TO DEVELOP ADDITIONAL PRODUCTS AND SERVICES. Although the Company has yet to generate any revenue from providing year 2000 conversion services, the Company currently devotes significant resources to developing services that address the year 2000 problem. Although the Company believes that the demand for services relating to the year 2000 problem will continue to exist for a limited time beyond the year 2000, eventually, the demand for such services will be non-existent. Moreover, the Company is not currently generating any significant revenue from its ConSyGen Conversion toolset, the toolset it uses to migrate software applications from mainframe environments to open systems. There can be no assurance that the Company will be able to diversify and develop and market products and services (including its ConSyGen Conversion toolset) to enable the Company to generate business from non-Year 2000 related services. The failure of the Company to generate business unrelated to the year 2000 market will have a material adverse effect on the Company's business, financial condition and results of operations.

         SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the Common Stock. Upon completion of this Offering, the Company will have approximately 15,265,494 shares of Common Stock outstanding. Of those shares, approximately 6,860,102 shares will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"). Upon completion of the Offering, 8,593,610 shares of Common Stock will be eligible for sale in the public market without registration, subject to certain volume and other limitations, pursuant to Rule 144 under the Securities Act. The remaining shares of Common Stock held by existing stockholders, including shares issuable upon exercise of warrants, will become eligible for sale under Rule 144 or otherwise at various times thereafter. The Company is obligated to register under the Securities Act shares of Common Stock held by certain stockholders of the Company. Except for approximately 100,000 of such shares, all of such shares are registered on the Registration Statement, of which this Prospectus is a part. In addition, there are currently outstanding warrants to purchase 1,400,000 shares of Common Stock, of which 1,300,000 are currently exercisable, and options to purchase 2,270,000 shares of Common Stock, of which 1,211,250 are currently exercisable. The Company may in the future file a registration statement on Form S-8 registering the shares issuable upon exercise of these options. If any portion of the Shares of Common Stock registered hereunder or issuable upon exercise of the outstanding warrants or options are sold in the public market, such sales may have a material adverse effect on the market price of the Common Stock. See "Risk Factors - Limited Trading Market." The sale of such shares may also have a material adverse effect on the Company's ability to raise needed capital.

         DEVELOPMENT OF NEW TECHNOLOGIES. The Company's success is dependent upon the successful development and marketing of its current and future services and products, as well as upon generating substantial revenue. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development of new technologies. These include, but are not limited to, competition, the need to develop customer support capabilities and market expertise, and setbacks in product development, market acceptance and sales and marketing.

         FUTURE CAPITAL NEEDS. The Company's future capital requirements will depend on many factors, including the Company's ability to generate cash flow from operations, if any, continued progress in its research and development programs, the development of superior technologies by the Company's competitors, and the Company's ability to market its services successfully. See "Risk Factors
- Accumulated Deficit, Net Losses", " - Absence of Proven Technology/Market Acceptance," and "- Development of New Technologies." The Company may need to raise additional funds in the future through equity and/or debt financings. Any such financings will result in dilution to the Company's then existing stockholders, and any financing, if available at all, may not be on terms favorable to the Company. There can be no assurance that the Company will be able to obtain needed financing or that the terms of such financing will be favorable to the Company. If adequate funds are not available, there would be a material adverse effect on the Company's ability to continue as a going concern.

         LIMITED TRADING MARKET. There is currently a very limited public market for the Common Stock of the Company. There can be no assurance that the current limited public trading market for the Company's Common Stock is sustainable. Because there is only a very limited public trading market for the Company's Common Stock, the price of the Common Stock, as quoted on the OTC Bulletin Board, is highly volatile. See "Price Range of Common Stock." The sale of a small number of shares of Common Stock could cause the quoted price of the Common Stock to drop dramatically. Due to the volatility of the market price of the Company's Common Stock, an investor may not be able to dispose of the Common Stock without losing all or a substantial portion of its investment. See "Risk Factors - Shares Eligible for Future Sale."

         RELIANCE ON KEY PERSONNEL/NEED FOR ADDITIONAL PERSONNEL. The Company is highly dependent on the knowledge and experience of its key officers for its growth and profitable operation. The Company relies heavily, at present, on its four key officers, Ronald I. Bishop, President and CEO; Robert L. Stewart, Chairman, Jeffrey Richards, Vice President, Sales and Marketing, and James Vales, Vice President, Operations. While the

Company will hire and train others to assist them, should they become unable to serve or leave the Company in the near future, such an event may have a material adverse effect on the Company. The Company does not currently hold key man life insurance policies on any such officers. The ability of the Company to generate revenues in the future will depend in part on its success in adding and managing a significant number of management, research and product development, operations, marketing, sales and sales support personnel. Due to the level of technical and marketing expertise necessary to support and market the Company's service offerings, the Company must attract and retain highly qualified and well trained personnel. There are a limited number of persons with the requisite skills to serve in these positions and it may become increasingly difficult for the Company to hire and retain such personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain such personnel.

         COMPETITION. The Company's business is extremely competitive. Many of the Company's competitors have greater market recognition and greater financial, technical, marketing and human resources than the Company. There can be no assurance that the Company will be able to compete successfully against existing companies or new entrants to the marketplace. Furthermore, the development by competitors of new or improved products and technologies may render the Company's services or proposed services obsolete or less competitive, which could have a material adverse effect on the Company.

         TECHNOLOGICAL OBSOLESCENCE. The market in which the Company operates is characterized by extensive research and development and rapid technological change, resulting in relatively short life cycles for the Company's service offerings. Development by others of new or improved products, processes or technologies may make the Company's services or proposed services or products obsolete or less competitive. The Company will be required to devote substantial efforts and financial resources to enhance its existing services and to develop new services or products.

         CONTROLLING SHAREHOLDER. More than a majority of the outstanding shares of Common Stock is beneficially owned by Robert L. Stewart, Chairman of the Company. Mr. Stewart will be able to control the board of directors and the Company for the foreseeable future.

         NO ANTICIPATED DIVIDENDS. The Company has not paid any cash dividends on its capital stock since its inception and does not intend to pay any dividends in the foreseeable future. Although the Company has not had any earnings to date, the Company intends to retain any future earnings for use in its business operations.

         POTENTIAL LIABILITY FOR DEFECTS IN CONVERSION SERVICES. Conversion services as complex as those offered by the Company frequently result in errors or failures, especially when first introduced or when subsequently modified The Company has in the past encountered difficulties while performing pilot conversion services. There can be no assurance that the Company will not in the future encounter further difficulties while performing conversion services on a commercial basis, resulting in loss of revenue or delay in market acceptance, diversion of development resources, damages to the Company's reputation, increased service and warranty costs, and legal claims for damages, any of which could have a material adverse effect on the Company. The Company does not have insurance to cover potential liabilities related to the provision of defective conversion services.

         IMMEDIATE AND SUBSTANTIAL DILUTION. Investors purchasing shares from the selling stockholders in this offering will incur immediate and substantial dilution of $6.38 (95%) per share between the adjusted net tangible book value per share after this offering, $.37, and the estimated public offering price of $6.75 (the closing price of the Common Stock on November 13, 1997, as quoted on the OTC Bulletin Board. The holders of the convertible notes acquiring shares from the Company upon conversion of the such notes will incur immediate and substantial dilution of $4.36 (92%) per share between the adjusted net tangible book value per share after this offering, $.37, and the assumed conversion price of $4.73 (70% of $6.75, the closing price of the Common Stock on November 13, 1997, as quoted on the OTC Bulletin Board).

         INTELLECTUAL PROPERTY. The Company's ability to compete effectively depends to a significant extent on its ability to protect is proprietary information. The Company relies primarily upon confidentiality procedures, trade secrets and trademark and trade name laws to protect its intellectual property rights. The Company generally enters into confidentiality agreements with its customers, key employees and its marketing partners, and generally controls access to its technology, software and other proprietary information. Despite these precautions, it may be possible for competitors or customers to copy all or part of the Company's technology or obtain information from the Company which the Company regards as proprietary. Furthermore, there can be no assurance that others will not independently develop technology similar to that developed or planned by the Company. Although the Company intends to defend its intellectual property, there can be no assurance that the steps taken by the Company to protect its proprietary information will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology.

         The Company is also subject to the risk of alleged infringement of intellectual property rights of others. Although the Company believes that its software does not infringe on the proprietary rights of others and has not received any written notice of claimed infringement, because of the rapid technological development of the computer industry, certain of the Company's technologies could infringe on existing proprietary rights of third parties. If any such infringement exists or occurs there can be no assurance that any necessary licenses or rights could be obtained on terms satisfactory to the Company, if at all. Further, in such event, the Company may be required to modify the infringing technology. There can be no assurance that the Company would be able to do so in a timely manner, upon acceptable terms and conditions or at all, and the failure to do so could have material adverse effect on the Company. In addition, litigation may be necessary to enforce the Company's intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company.

         NASD REVIEW. The National Association of Securities Dealers, Inc. ("NASD") in December 1996 advised the Company that it was conducting a review of trading in the Company's Common Stock following the acquisition of ConSyGen, Inc., a privately held Arizona corporation ("ConSyGen-Arizona"). The NASD made a written inquiry of the Company to which the Company responded in writing in January 1997. The NASD made inquiry with respect to, among other things, a private placement by ConSyGen-Arizona, the acquisition of ConSyGen-Arizona by the Company, and issuances of Common Stock by the Company during 1996. The NASD has not yet responded in writing to the Company's written response. Subsequent to the Company's written response, the NASD made verbal inquiries primarily focused on participation by NASD members in private placements. The NASD has not made any inquiry of the Company for approximately eight months. The outcome of the NASD review could have a material adverse effect on the Company and the price of and trading market for the Company's Common Stock.

                                 USE OF PROCEEDS

         Of the estimated 2,898,986 shares of Common Stock offered hereby, an estimated 211,416 shares are being sold by the Company upon conversion of $1.0 million in convertible notes and 2,687,570 shares are being sold by the Selling Stockholders. The only proceeds to the Company upon conversion of the outstanding convertible notes will be the discharge of $1 million of long-term debt. There can be no assurance that the convertible notes will be converted. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                                 DIVIDEND POLICY

         The Company has not paid any dividends on its capital stock since the its inception. The Company's current policy is to retain any future earnings to finance the continuing development of its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, operating results, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant.

                           PRICE RANGE OF COMMON STOCK

         The Company's Common Stock is quoted on the OTC Bulletin Board under the symbol "CSGI." The following table sets forth the range of high and low sales prices as quoted on the OTC Bulletin Board for the period from September 10, 1996, when public trading for the Company's Common Stock commenced, through November 13, 1997.

FISCAL YEAR ENDING MAY 31, 1997                             HIGH            LOW
                                                            ----            ---
Second Quarter (commencing September 10, 1996)...........  $16.25         $3.50
Third Quarter............................................   13.25          6.50
Fourth Quarter ..........................................   13.125         8.50
                                                            14.25          7.00

FISCAL YEAR ENDING MAY 31, 1998

First Quarter ...........................................   15.00          7.00
Second Quarter (through November 13, 1997)...............   10.9375        6.75

         The last reported sale price of the Common Stock on the OTC Bulletin Board on November 13, 1997 was $6.75 per share. As of November 13, 1997, there were approximately 347 holders of record of the Company's Common Stock.

                                 CAPITALIZATION

        The following table sets forth as of August 31, 1997 (i) the actual capitalization of the Company, and (ii) the capitalization of the Company, after giving effect to certain transactions and after deducting estimated offering expenses payable by the Company. This table should be read in conjunction with the Consolidated Financial Statements and related notes thereto appearing elsewhere in this Prospectus.

                                               AUGUST 31, 1997      AUGUST 31, 1997
                                                   ACTUAL         AS ADJUSTED(1)(2)(3)
                                               --------------        --------------
Current notes and loans payable                $     558,592         $    308,018
                                               ==============        ==============
Long-term debt                                 $   1,000,000         $    -----
                                               --------------        --------------

Stockholders' equity (deficit)

     Common  stock,  $.003 par  value;
     40,000,000  shares  authorized;
     issued and outstanding: 13,919,831
     shares (actual) and 15,265,494
     shares (as adjusted)                             41,760               45,796
     Additional paid-in capital                   18,121,325           25,235,944
     Common stock subscribed, 100,000 shares         504,000              ------
     Accumulated deficit                         (19,613,596)         (19,773,596)
                                               --------------        --------------
       Total stockholders' equity (deficit)         (946,511)           5,508,144
                                               --------------        --------------
           Total capitalization                $      53,489         $  5,508,144
                                               ==============        ==============

  (1) Assumes conversion of $1.0 million of long-term debt, at an assumed conversion price of $4.73 per share (70% of $6.75, the closing price of the Common Stock, as quoted on the OTC Bulletin Board on November 13,
         1997), into approximately 211,416 shares of Common Stock. There can be no assurance that such long-term debt will be converted into Common Stock.

  (2) Gives effect to the following transactions (i) the receipt of $504,000 (net of finder's fee) in payment of subscription receivable and the issuance of the related 100,000 shares; (ii) the sale in September 1997 of 52,000 shares of Common Stock, for net proceeds of approximately $312,000; (iii) the sale in October 1997 of 900,000 shares of Common Stock at a price of $5.8625 per share, for net proceeds of approximately $5.1 million; (iv) the issuance in October 1997 of approximately 31,000 shares of Common Stock in payment of current indebtedness in the amount of approximately $250,000 ; and (v) the issuance of 20,000 shares of Common Stock to a consultant of the Company in exchange for service to be rendered.

  (3) Does not include: (i) outstanding warrants to purchase 1,400,000 shares of Common Stock, at an exercise price of $5.00 per share, of which 1,300,000 are currently exercisable; and (ii) outstanding options to purchase 2,270,000 shares of Common Stock, at a weighted average exercise price of $4.01, of which 1,211,250 are currently exercisable.

                                    DILUTION

         As of August 31, 1997, as adjusted (before giving effect to the assumed conversion of $1.0 million of long term debt), the Company had net tangible book value of approximately $4.6 million, or $.31 per share of Common Stock. "Net tangible book value per share" represents the amount of total tangible assets less total liabilities divided by the number of outstanding shares of Common Stock. Investors purchasing shares from the Selling Stockholders in this offering will incur immediate and substantial dilution of $6.38 (95%) per share between the adjusted net tangible book value per share after this offering, $.37, and the estimated public offering price of $6.75 (the closing price of the Common Stock on November 13, 1997 as quoted on the OTC Bulletin Board). The holders of the convertible notes acquiring shares from the Company upon conversion of such notes will incur immediate and substantial dilution of $4.36 (92%) per share between the adjusted net tangible book value per share after this offering, $.37, and the assumed conversion price of $4.73 (70% of $6.75 the closing price of the Common Stock on November 13, 1997, as quoted on the OTC Bulletin Board). Upon conversion of the convertible notes, the net tangible book value per share of the Common Stock will increase from $.31 to $.37.

         The foregoing gives effect to the following transactions (i) the receipt of $504,000 (net of finder's fee) in payment of subscription receivable and the issuance of the related 100,000 shares; (ii) the sale in September 1997 of 52,000 shares of Common Stock, for net proceeds of approximately $312,000;
(iii) the sale in October 1997 of 900,000 shares of Common Stock at a price of $5.8625 per share, for net proceeds of approximately $5.1 million; (iv) the issuance in October 1997 of approximately 31,000 shares of Common Stock in payment of current indebtedness in the amount of approximately $250,000 ; (v) the issuance of 20,000 shares of Common Stock to a consultant of the Company in exchange for service to be rendered; and (v) the conversion of $1.0 Million of long-term debt, at an assumed conversion price of $4.73 per share (70% of $6.75, the closing price of the Common Stock, as quoted on the OTC Bulletin Board on November 13, 1997), into approximately 211,416 shares of Common Stock. There can be no assurance that such long-term debt will be converted into Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

        The following table contains certain selected consolidated financial data of the Company and is qualified in its entirety by the more detailed Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The statement of operations data for the five months ended May 31, 1997 and for the years ended December 31, 1996, 1995 and 1994, and the balance sheet data as of May 31, 1997, December 31, 1996, 1995 and 1994 have been derived from the Consolidated Financial Statements of the Company, which statements have been audited by Wolinetz, Gottlieb & Lafazan, P.C., independent accountants, and are included elsewhere in this Prospectus. The unaudited financial data as of August 31, 1997, December 31, 1993 and 1992 and for the three months ended August 31, 1997 and 1996, and the years ended December 31, 1993 and 1992 have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial condition and results of operations for the periods presented. The results for the three months ended August 31, 1997, are not necessarily indicative of the results that may be expected for the year ending May 31, 1998. This data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                                    THREE MONTHS
                                                                   YEARS ENDED DECEMBER 31,                       ENDED AUGUST 31,
                                                                   ------------------------                       ----------------
                                 5 MONTHS ENDED
                                  MAY 31, 1997      1996        1995         1994        1993        1992        1997         1996
                                  ------------      ----        ----         ----        ----        ----        ----         ----
CONSOLIDATED INCOME                                                                         (unaudited)              (unaudited)
 STATEMENT DATA:
   Revenues                        $    20          $ 44        $ 329        $ 790       $ 854      $ 819        $  6         $ -


   Net loss                         (1,648)       (6,621)      (1,120)        (655)       (595)       (50)       (744)       (1,351)

   Weighted average common
       shares outstanding       13,700,231     9,438,062    6,116,661    5,958,327   3,500,000  1,000,000  13,919,831     8,076,889

   Net loss per
       common share                  (0.12)        (0.70)       (0.18)       (0.11)      (0.17)     (0.05)      (0.05)        (0.17)

                                                                         DECEMBER 31,                          AUGUST 31, 1997
                                                                         ------------                          ---------------
                                  MAY 31, 1997      1996        1995         1994        1993        1992  ACTUAL AS ADJUSTED(1)(2)
                                  ------------      ----        ----         ----        ----        ----  ------------------------
CONSOLIDATED BALANCE                                                                        (unaudited)              (unaudited)
 SHEET DATA:
   Cash and cash equivalents          $ 21          $ 83           $3          $14          $1          -        $ 51     $   5,759

   Working capital (deficit)          (857)         (820)      (1,460)        (795)     (3,363)    (6,853)       (295)        5,159

   Total assets                        211           222          173           64         230        423       1,004         6,210

   Long-term debt                    1,000           -            -            -           -          -         1,000           -

   Stockholders' equity (deficit)   (1,720)         (742)      (1,392)        (779)     (3,325)    (6,819)       (947)        5,508

   ----------------------

(1) Assumes conversion of $1.0 million of long-term debt, at an assumed conversion price of $4.73 per share (70% of $6.75, the closing price of the Common Stock, as quoted on the OTC Bulletin Board on November 13, 1997), into approximately 211,416 shares of Common Stock. There can be no assurance that such long-term debt will be converted into Common Stock.

(2) Gives effect to the following transactions: (i) the receipt of $504,000 (net of finder's fee) in payment of subscription receivable and the issuance of the related 100,000 shares; (ii) the sale in September 1997 of 52,000 shares of Common Stock, for net proceeds of approximately $312,000; (iii) the sale in October 1997 of 900,000 shares of Common Stock at a price of $5.8625 per share, for net proceeds of approximately $5.1 million; (iv) the issuance in October 1997 of 31,000 shares of Common Stock in payment of current indebtedness in the amount of approximately $250,000; and (v) the issuance of 20,000 shares of Common Stock to a consultant of the Company as consideration for services rendered and to be rendered.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

         The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.

OVERVIEW

         ConSyGen, Inc., a Texas corporation (the "Company"), was incorporated on September 28, 1988 as C-Square Ventures, Inc. The Company was formed for the purpose of obtaining capital in order to take advantage of domestic and foreign business opportunities which may have profit potential. On March 16, 1989, the Company (then C Square Ventures, Inc.)
completed an initial public offering.

ACQUISITION OF CONSYGEN, INC.

         The Company entered into an agreement, dated as of August 28, 1996, to acquire 100% of the issued and outstanding shares of ConSyGen, Inc., a privately held Arizona corporation formed on October 11, 1979 ("ConSyGen-Arizona") (f/k/a International Data Systems, Inc.). Immediately prior to the acquisition transaction, the Company effected a 1-for-40 reverse split of its Common Stock. The Company closed the acquisition of ConSyGen-Arizona on September 5, 1996. As a result of the acquisition, ConSyGen-Arizona became a wholly-owned subsidiary of the Company. The transaction has been treated as a reverse acquisition (purchase), with ConSyGen-Arizona being the acquirer and the Company being the acquired company.

         The Company and its wholly-owned subsidiary, ConSyGen-Arizona, are herein collectively referred to as the "Company."

RECENT FINANCINGS

         In March 1997, the Company raised $1,000,000 before deducting finder's fees of $100,000 through a private placement of convertible notes (the "Notes") in the principal amount of $1,000,000. The Notes are unsecured, bear interest at the rate of 6% per annum, are payable in March 2000, and are convertible into Common Stock of the Company. The principal amount of the Notes is convertible into Common Stock of the Company at a rate equal to the lesser of (1) $10.85 per share or (2) that price which is equal to 70% of the average closing bid price of the Common Stock for the five trading days preceding the date of conversion. The Common Stock issuable upon conversion of the Notes is registered for issuance on the Registration Statement, of which this prospectus is a part.

         In June 1997, the Company raised approximately $1,080,000, before deducting a finder's fee of approximately $80,000, through the private placement of 120,000 shares of Common Stock.

         In late August and early September, 1997, the Company raised $882,500, before deducting a finder's fee of $66,000, through the private placement of 152,000 shares of Common Stock.

         In September 1997, the Company sold 900,000 shares of Common Stock in a private placement for gross proceeds of $5,276,250. In connection with this offering, the Company paid a finder's fee consisting of approximately $185,000 in cash and 31,500 shares of Common Stock. The net proceeds of this offering were approximately $5.1 million.

MATERIAL CHANGES IN RESULTS OF OPERATIONS

         The Company's fiscal year end is May 31. Effective January 1, 1997, the Company's wholly-owned subsidiary, ConSyGen, Inc., an Arizona corporation ("ConSyGen-Arizona"), changed its fiscal year from December 31 to May 31 to coincide with the fiscal year end of its parent company, ConSyGen. Since the Company's acquisition of ConSyGen-Arizona has been accounted for as a reverse acquisition (purchase), with ConSyGen-Arizona being the acquirer and the Company being the acquired company, only the historical operations of ConSyGen-Arizona are presented for periods through the date of acquisition. Subsequent to the acquisition date, the consolidated operations of the Company are presented. Accordingly, the financial statements presented are for the 5 month period ended May 31, 1997, and for the years ended December 31, 1996, 1995, and 1994.

        Although the Company is actively marketing its ConSyGen 2000 and ConSyGen Conversion toolsets, the Company is not currently generating any significant revenue, either from its ConSyGen 2000 or its ConSyGen Conversion toolset, or otherwise. See "Risk Factors - Absence of Proven Technology/Market Acceptance." Although the Company has completed several pilot (non-revenue generating) Year 2000 conversion projects, the Company has not yet completed a revenue generating Year 2000 conversion project. The Company did complete several revenue generating migration projects from 1993 to 1995, but the Company has not since completed such a project. Instead, the Company's efforts have been focused on the further development of its ConSyGen Conversion toolset, including extending the toolset to cover new hardware environments. Such further development and extension of the toolset was necessary, as the toolset was limited in application to Honeywell/BULL systems and did not perform conversions with sufficient speed. The Company recently entered into a revenue generating contract with Lender's Service, Inc., a subsidiary of Merrill Lynch, pursuant to which the Company will provide conversion services, including both migration and Year 2000 correction services.

Quarterly Periods Ended August 31, 1997 and 1996

         Net Losses. For the quarter ended August 31, 1997, the Company incurred net losses of $744,000, compared with net losses of $1,351,000 for the comparable prior quarter, a decrease of $607,000. An explanation of these losses is set forth below.

         Revenues. For the quarters ended August 31, 1997 and 1996, the Company had no operating revenue. The Company has abandoned its software licensing and maintenance business and is now focused on the development of software for use in providing conversion services, including Year 2000 conversion services, and the marketing of such services. In September, 1997, the Company signed a revenue generating contract with Lender's Service, Inc., a subsidiary of Merrill Lynch, pursuant to which the Company will provide conversion services, including both migration and Year 2000 correction services.

         Software Development Expenses. For the quarter ended August 31, 1997, software development expenses were $284,000, compared with approximately $211,000 for the quarter ended August 31, 1996, an increase of approximately $73,000. The increase in software development expenses is primarily attributable to the Company's hiring of additional personnel dedicated to the development of software for use in providing conversion services, including Year 2000 conversion services.

         General and Administrative Expenses. For the quarter ended August 31, 1997, general and administrative expenses were approximately $334,000, compared with approximately $1,011,000 for the three months ended August 31, 1996, a decrease of $677,000. This decrease in general and administrative expenses was primarily attributable to a decrease of $889,000 in non-cash compensation expenses (related to stock issued for services), offset by the following: a $113,000 increase in expenses associated with the Company's status as a public company, consisting primarily of professional fees in the amount of $92,000 and other expenses of $21,000; a

$30,000 increase in sales and marketing expense; a $12,000 increase in rent expense; a $21,000 increase in expenses associated with hiring new personnel; and a $36,000 increase in salaries and other general expenses.

         Depreciation and Amortization Expense. For the quarter ended August 31, 1997, depreciation and amortization expense was approximately $21,000, compared with $67,000 for the comparable prior period, a decrease of $46,000. This decrease is attributable primarily to a $54,000 decrease in amortization of debt issuance expense, partially offset by an $8,000 increase in depreciation expense. The decrease in amortization of debt issuance expense is primarily attributable to certain debt issuance expenses having been fully amortized.

Five Months Ended May 31, 1997 and 1996

         The Company's subsidiary, ConSyGen-Arizona, changed its fiscal year end date from December 31, to May 31, effective as of January 1, 1997. Accordingly, the comparable five month period ended May 31, 1996 is included in the year ended December 31, 1996. Management of the Company believes that a comparison of the five month periods ended May 31, 1997 and 1996 is not relevant to an understanding of the Company's financial condition and results of operations, because prior to the acquisition of ConSyGen-Arizona in September 1996, the Company had no operations.

YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

         Net Losses. For the year ended December 31, 1996, the Company incurred net losses of $6.6 million, compared with net losses of $1.1 million in 1995 and $655,000 in 1994. An explanation of these losses is set forth below.

         Revenues. For the years ended December 31, 1996, 1995, and 1994, the Company had revenues of $44,000, $329,000 and $790,000, respectively. The decreases in operating revenue are primarily attributable to the Company's abandonment of its software licensing and maintenance business. The Company abandoned software licensing and maintenance so that it could focus on the development of software for use in providing conversion services, including Year 2000 conversion services.

         Cost of Sales. For the years ended December 31, 1996, 1995 and 1994, cost of sales were $0, $200,000 and $213,000, respectively. The $200,000 decrease in cost of sales from 1995 to 1996 was attributable to the abandonment of the Company's software licensing and maintenance business.

         Software Development Costs. For the years ended December 31, 1996, 1995, and 1994, software development costs were $740,000, $492,000, and $588,000, respectively. The $248,000 increase in software development costs from 1995 to 1996 was primarily attributable to the Company's shift in focus from software maintenance to the development of software for use in providing conversion services, including Year 2000 conversion services. The $96,000 decrease in software development costs from 1994 to 1995 was primarily attributable to the Company's transition from providing software maintenance services to providing conversion services, as well as limited capital resources.

         General and Administrative Expenses. For the year ended December 31, 1996, general and administrative expenses were approximately $5,650,000, compared with approximately $594,000 for the year ended December 31, 1995, an increase of $5,056,000. This increase in general and administrative expenses was primarily attributable to an increase in non-cash charges of $4,868,000, related to the issuance of Common Stock to consultants for services, and increased professional fees and salaries and related expenses. General and administrative expenses of $594,000 in 1995 compared with $577,000 for the year ended December 31, 1994, an increase of approximately $17,000. This increase in general and administrative expenses was primarily attributable to an increase in non-cash charges of $300,000, related to the issuance of Common Stock to consultants for services, partially offset by a decrease of $283,000 in other general and administrative expenses. This decrease in other general and administrative expenses was attributable to a decrease in activity relating to the Company's transition from providing software maintenance services to providing conversion services, as well as limited capital resources.

         Depreciation and Amortization Expense. For the year ended December 31, 1996, depreciation and amortization expense was approximately $117,000, compared with $50,000 for the year ended December 31, 1995, an increase of $67,000. This increase is attributable primarily to a $59,000 increase in amortization of debt issuance expenses incurred in connection with obtaining debt financing. Depreciation and amortization expense of $50,000 in 1995 compared with $8,000 for the year ended December 31, 1994, an increase of $42,000. This increase is attributable primarily to amortization of $40,000 of debt issuance expense incurred in connection with obtaining debt financing.

MATERIAL CHANGES IN FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

         At August 31, 1997 the Company was experiencing a working capital deficiency and has historically incurred substantial and recurring losses. For the three months ended August 31, 1997, the Company did not generate any operating revenue. The Company continues, however, to incur substantial costs and expenses in connection with its business operations and the development of its software. In September, 1997, the Company signed a revenue generating contract with Lender's Service, Inc., a subsidiary of Merrill Lynch, pursuant to which the Company will provide conversion services, including both migration and Year 2000 correction services.

         The Company's cash balances were approximately $51,000 at August 31, 1997, compared with $21,000 at May 31, 1997. The Company had a working capital deficit of approximately $295,000 at August 31, 1997, compared with a working capital deficit of approximately $857,000 at May 31, 1997, a decrease in the working capital deficit of approximately $562,000. This decrease in the working capital deficit is primarily attributable to a stock subscription in the amount of $504,000 (net of finder's fees), and an increase in cash and cash equivalents in the amount of $30,000.

         In September 1997, the Company sold 900,000 shares of Common Stock in a private placement for gross proceeds of $5,276,250. In connection with this offering, the Company paid the following finder's fee: approximately $185,000 in cash and 31,500 shares of Common Stock. The net proceeds of this offering were approximately $5.1 million, the receipt of which has remedied the working capital deficit that existed at August 31, 1997. The Company intends to use the net proceeds of this $5.1 million offering for working capital and general corporate purposes, including for the Company's sales and marketing efforts. The Company believes that it now has sufficient capital to fund its continuing operations for approximately twelve months.

         As of November 1997, the Company has committed to spend approximately $12,500 for capital expenditures, consisting of $6,250 for computer equipment and $6,250 for furniture and fixtures. The Company will fund these expenditures out of currently available cash.

IMPACT OF INFLATION

         Increases in the inflation rate are not expected to affect the Company's operating expenses. Although the Company has no current plans to borrow additional funds, if it were to do so at variable interest rates, any increase in interest rates would increase the Company's cost of borrowed funds.

SEASONALITY

         The Company's operations are not affected by seasonal fluctuations, although the Company's cash flows may at times be affected by fluctuations in the timing of cash receipts from large contracts.

                                    BUSINESS

         ConSyGen, Inc., a Texas corporation (the "Company"), was incorporated on September 28, 1988 as C-Square Ventures, Inc. The Company was formed for the purpose of obtaining capital in order to take advantage of domestic and foreign business opportunities which may have profit potential. On March 16, 1989, the Company (then C Square Ventures, Inc.) completed an initial public offering.

ACQUISITION OF CONSYGEN, INC.

         The Company entered into an agreement, dated as of August 28, 1996, to acquire 100% of the issued and outstanding shares of ConSyGen, Inc., a privately held Arizona corporation formed on October 11, 1979 ("ConSyGen-Arizona") (f/k/a International Data Systems, Inc.). Immediately prior to the acquisition transaction, the Company effected a 1-for-40 reverse split of its Common Stock. The Company closed the acquisition of ConSyGen-Arizona on September 5, 1996. As a result of the acquisition, ConSyGen-Arizona became a wholly-owned subsidiary of the Company. The transaction has been treated as a reverse acquisition (purchase), with ConSyGen-Arizona being the acquirer and the Company being the acquired company.

         For a description of the changes in capitalization of the Company in connection with the acquisition, see the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.

         The Company and its wholly-owned subsidiary, ConSyGen-Arizona, are herein collectively referred to as the "Company."

RECENT FINANCINGS

         In March 1997, the Company raised $1,000,000 before deducting finder's fees of $100,000 through a private placement of convertible notes (the "Notes") in the principal amount of $1,000,000. The Notes are unsecured, bear interest at the rate of 6% per annum, are payable in March 2000, and are convertible into Common Stock of the Company. The principal amount of the Notes is convertible into Common Stock of the Company at a rate equal to the lesser of (1) $10.85 per share or (2) that price which is equal to 70% of the average closing bid price of the Common Stock for the five trading days preceding the date of conversion.

         In June 1997, the Company raised approximately $1,080,000, before deducting a finder's fee of approximately $80,000, through the private placement of 120,000 shares of Common Stock at a price of $9.00 per share.

         In late August and early September, 1997, the Company raised $882,500, before deducting a finder's fee of $66,000, through the private placement of 152,000 shares of Common Stock.

         In September 1997, the Company sold 900,000 shares of Common Stock in a private placement for gross proceeds of $5,276,250. In connection with this offering, the Company paid a finder's fee consisting of approximately $185,000 in cash and 31,500 shares of Common Stock. The net proceeds of this offering were approximately $5.1 million.

OVERVIEW

         The Company's business consists solely of the business of its wholly owned subsidiary, ConSyGen-Arizona. ConSyGen-Arizona commenced business in 1979 for the purpose of developing and marketing vertical market software for the hotel and airline industries. In addition to providing these software packages, for many of its clients, ConSyGen-Arizona converted these applications from proprietary Honeywell computers to open systems (UNIX-compliant hardware), using an internally-developed approach which automated the conversion process. Until 1995, ConSyGen-Arizona licensed its proprietary computer software, which was used in the hotel and airline industries, and also provided software maintenance services. In 1996, ConSyGen-Arizona discontinued its practice of software licensing and providing software maintenance services.

         In 1991, in response to growing business demand for migration of older software applications from mainframe computers to open systems, ConSyGen-Arizona commenced development of a fully-automated capability to allow clients to move software applications from mainframes to open systems, while simultaneously performing migration to alternative databases and providing replacement of existing languages (primarily, COBOL). This process, also known as "down-sizing" or "re-hosting", was designed to move application software from expensive, inflexible, proprietary mainframe computers to newly-available, lower-cost open-system computers, thereby opening up more effective environments, while substantially reducing operating costs. After significant research and development, an automated software conversion toolset - ConSyGen ConversionSM - was completed. See "Risk Factors - Absence of Proven Technology/Market Acceptance".

         Full automation of this otherwise-manual process offered the significant benefit of eliminating most of the manual conversion tasks, thereby reducing effort, time and expense, while improving accuracy and reducing testing requirements.

         In early 1996, ConSyGen-Arizona commenced the extension of the existing conversion capability to deal specifically with the Year 2000 problem; that is the inability of a software application to recognize the Year 2000. ConSyGen-Arizona's objective was to develop a fully-automated process for the identification and correction of date occurrences in software applications. Although under continuous development, the Company's ConSyGen 2000SM toolset, which provides automated date conversions, has been used to complete several pilot (non-revenue generating) Year 2000 conversion projects, and patents are pending on the technology. See "Risk Factors - Absence of Proven Technology/Market Acceptance." Automation of the process by which software is made compliant for the Year 2000 and beyond, as compared with a manual process, offers the benefits of speed; accuracy; reduced staffing, time and cost; and higher confidence in the delivered result. Client staff involvement is reduced to project-related tasks (such as test planning), and to confirmation of some date origins and cross-references in the software.

         ConSyGen-Arizona now concentrates on the marketing and provision of services related to its primary software products - ConSyGen 2000 and ConSyGen Conversion. Marketing is performed by ConSyGen directly, through selected teaming partners, and through a representative program.

         Although the Company is actively marketing its ConSyGen 2000 and ConSyGen Conversion toolsets, the Company is not currently generating any significant revenue, either from its ConSyGen 2000 or its ConSyGen Conversion toolset, or otherwise. See "Risk Factors - Absence of Proven Technology/Market Acceptance." Although the Company has completed several pilot (non-revenue generating) Year 2000 conversion projects, the Company has not yet completed a revenue generating Year 2000 conversion project. The Company did complete several revenue generating migration projects from 1993 to 1995, but the Company has not since completed such a project. Instead, the Company's efforts have been focused on the further development of its ConSyGen Conversion toolset, including extending the toolset to cover new hardware environments. Such further development and extension of the toolset was necessary, as the toolset was limited in application to Honeywell/BULL systems and did not perform conversions with sufficient speed. The Company recently entered into a revenue generating contract with Lender's Service, Inc., a subsidiary of Merrill Lynch, pursuant to which the Company will provide conversion services, including both migration and Year 2000 correction services.

THE YEAR 2000 MARKET OPPORTUNITY

         Awareness and recognition of the year 2000 problem has been spreading rapidly as the next millennium approaches. The year 2000 problem relates to the highly-publicized inability of many existing computer systems to process information or logic completely or accurately involving the year 2000 and beyond. The problem results from the traditional use of two-digit date fields to perform computations and decision-making functions. For example, a program using a two-digit date field may misinterpret "00" as the year 1900 rather than as 2000. As a result, many legacy systems are at risk. For example, unless year 2000 compliance is completed in certain systems, credit cards and ATM cards may expire prematurely and insurance policies that span three to seven years may not be able to be written. These date-dependent programs are ubiquitous in legacy software applications used in many critical business operations.

         Many organizations lack the internal resources to address adequately the year 2000 problem in a timely manner. One industry source estimates that the overall cost of solving the year 2000 problem worldwide will be in the range of $300 to $600 billion. Another industry source estimates that for an average company with 35,000 programs, it would take 75 to 150 person-years to complete the necessary analysis and coding for year 2000 compliance, which translates into a three-year period for a team of 25 to 50 programmers. A number of solutions providers, including the Company, have developed special programs to meet the needs of year 2000 compliance.

         The Company believes that over the next three years most organizations will attempt to acquire cost-effective solutions for the year 2000 problem. As a result, the Company anticipates that demand for year 2000 tools and solutions will grow significantly. Since the problem requires a large number of programs and systems to be corrected, it is anticipated that most organizations will not have adequate internal resources to perform all the year 2000 conversions tasks. Consequently, most organizations will attempt to utilize highly-automated solutions and in many cases to outsource the conversion to service providers who can achieve economies of scale by setting up procedures, or "factories", that utilize automation tools and well-defined processes for year 2000 compliance. In addition, the Company believes that the year 2000 problem will cause many organizations to explore further the possibility of migrating all or portions of their legacy systems to client/server systems.

The Company believes that the following are the major approaches to Year 2000 solutions:

-        MANUAL APPROACHES - conversions are performed manually by programmers.
         The drawbacks of this approach include that there may not be sufficient personnel available with the skills requisite to do the work, the length of time required to perform manual conversions, the high rate of error, and, since there is no assurance that all of a client's systems are found or corrected, in-depth and prolonged testing is required.

- TOOLS - Basic software products designed to read through client programs, and to identify anything resembling a date. Having acquired these often-expensive tools, clients are required to train staff in their use. This approach, though faster than a purely manual approach, is still very lengthy, arduous, and error-prone, and does not ensure that all of a client's programs are actually being examined or that all dates are being found.

- TOOL-ASSISTED - To obviate the problem of client staff shortages, many service providers have arisen, using a combination of tools and specialized staff. Although the quality and range of these new tools is improving dramatically, and although many of the vendors describe their service as "automated", there is still a level of manual programming required. This approach, though faster than a client could provide, is still error-prone, and does not ensure that all of a client's programs are actually being examined or that all dates are being found.

         The Company believes that it offers the only fully-automated Year 2000 correction service. This means that 100% of a client's code is collected and analyzed automatically, date fields are identified automatically, and the correction of the identified and confirmed date fields is done automatically.

         The Company believes that ConSyGen 2000's ability to both identify and to automatically convert software, so that it is compliant for the Year 2000 and beyond, is unique among the various solutions being offered and that its fully automated Year 2000 conversion service offers several advantages, including consistency of changes throughout all cross-referenced date fields and programs, error reduction, reduced testing, and reduced conversion time. The Company believes that it is well positioned to take advantage of the significant market opportunity presented by the Year 2000 problem. However, as described above, the Company is not currently generating any significant revenue from Year 2000 related services or otherwise. Although the Company has completed several pilot (non-revenue generating) Year 2000 conversion projects, the Company has not yet completed a revenue generating Year 2000 conversion project. See "Risk Factors - Absence of Proven Technology/Market Acceptance."

         The Company has begun an aggressive marketing campaign, both domestically and internationally. The Company has appointed teaming partners in the US, Canada, and South-East Asia. These partners market the ConSyGen 2000 service to their clients, and also provide other related services.

THE SOFTWARE CONVERSION MARKET OPPORTUNITY

         There are many thousands of mainframe computers installed worldwide. The recent advent of "open-system" computers, using UNIX-compliant operating systems (such as Hewlett-Packard and Sun Microsystems), particularly when combined with new relational databases (such as Oracle or Sybase), has provided mainframe computer users with the option of more efficient, less expensive technology which also provides substantially-enhanced performance and business capabilities.

         The result is the "down-sizing" movement (also known as "re-hosting", or "migration"), now established in all areas of computing in government and commercial organizations in the U.S. and internationally. The Company believes that users of older mainframe computers are attempting to reduce the high costs associated with supporting and maintaining their computers, and are now actively replacing them with new equipment operating under standard operating systems with more modern languages and with relational database technology.

         The Company believes that the market for conversion services worldwide is significant. The Company believes that it is likely that this market will grow significantly as newer technologies arise to replace currently-acceptable environments. Since the Company has now extended the capabilities of the ConSyGen Conversion toolset to cover automated date correction - the ConSyGen 2000 toolset - there is new interest in the capabilities of ConSyGen Conversion among many organizations, and the potential to provide platform conversion services along with Year 2000 correction services presents an additional marketing opportunity with respect to both services.

         Since the ConSyGen Conversion toolset is designed to address the migration of software from any brand of hardware, the market for the Company's ConSyGen Conversion toolset is virtually all mainframe computers used by business or government, both domestically and internationally. The Company believes that the market with the most immediate need for conversion services consists of mainframe-dependent organizations which are dissatisfied with their mainframe systems and with their mainframe providers. The Company believes that users of Honeywell/BULL and other older mainframes computers manufactured by Burroughs, Sperry, Unisys, Tandem, Digital and a steadily-increasing section of IBM are becoming dissatisfied with their hardware and related support services. The Company believes that the conversion market is expanding as businesses dispose of obsolescent hardware in favor of new, open systems which provide the client with the ability to move readily between hardware platforms.

         Although other companies claim they have an automated solution, the Company believes that it is the first provider of a fully-automated software conversion toolset, and that, as a result, it is well positioned to benefit as businesses and governments dispose of obsolescent hardware in favor of new open systems.

         With respect to its ConSyGen Conversion toolset, the Company is currently concentrating its marketing efforts on those organizations which require immediate conversions, namely, organizations using mainframe computers with declining user bases. For a variety of reasons, there has been an overall decline in Bull users internationally. As these organizations move their applications from Bull systems to open environments, the need for software conversion services will increase.

         The Company is also concentrating its conversion marketing activities on businesses/governments who seek to convert their software systems to those standard environment components now most in demand:

   - UNIX Operating Systems: Those who want to convert to modern computer hardware utilizing UNIX-standard operating systems (e.g., Hewlett-Packard, Sun Microsystems, etc.).

   - Relational Technology: Those who want to incorporate Relational Database Management Systems (e.g., Oracle, Sybase, Informix) into their application software.

   - Enhanced Programming Languages: Those who want converted code to be in the most recent versions of ANSI-standard procedural languages, such as MicroFocus COBOL; those who wish to introduce interpretive languages, such as Oracle's SQL*Forms/PL*SQL or PowerSoft's PowerBuilder, or those who wish to enhance their on-line operations and to ease the transition to graphic-based processing.

         The Company has determined that the foregoing are the most desirable target environments, and these components are the ones most frequently selected by organizations needing conversions. ConSyGen Conversion provides a rapid and efficient conversion capability into open systems, relational database design and modern programming languages.

         The Company has entered the down-sizing market with what it believes to be a completely new alternative - a fully-automated software conversion service. Through ConSyGen Conversion's capability to efficiently migrate existing software from mainframes to alternative environments with no loss or change in the underlying business functionality, the Company believes it is now well positioned to take advantage of the market opportunity created by the demand for migration services. However, as described above, the Company is not currently generating any significant revenue from its ConSyGen Conversion related services or otherwise. Although the Company completed several revenue generating migration projects from 1993 to 1995, since 1995, the Company has not yet completed a revenue generating migration project. See "Risk Factors Absence of Proven Technology/Market Acceptance."

CONSYGEN 2000 CONVERSION SERVICES

         Although the actual identification and conversion of Year 2000 occurrences in client programs is performed automatically through the ConSyGen 2000 toolset, there are a range of associated tasks in a Year 2000 conversion project, and each project is managed according to the following phases:

         Impact Assessment - ConSyGen offers an optional impact assessment service. ConSyGen does not require the performance of an impact assessment to provide pricing for a conversion project. Since the conversion project is fully automated, and since ConSyGen's pricing is based on the number of lines of client code (not on the number of identified date occurrences), ConSyGen will provide a fixed-price quotation based on the client's estimate of its system's size. The fixed price may be varied if the actual system size exceeds the client's estimate by more than 10%.

         Date Estimation - ConSyGen uses a proprietary parser to review all received client source entities, and generates a report of all identified candidate date fields, summarized by source entity. A detailed report, identifying each candidate date field, is also available to project staff.

         Cataloging - on receipt of client source entities (control language programs, application programs, copy members, and data definitions), ConSyGen conducts a cataloging exercise, in which client code is analyzed in detail in order to identify and report any missing source entities, any programs without initiating control programs, any system utilities, and any non-standard technical conditions (e.g., other languages) within the applications. If necessary, ConSyGen will extend the ConSyGen 2000 toolset to accommodate these non-standard technical conditions.

         This process is iterative, and is repeated until all source members have been received and read, and all technical issues have been resolved. At completion of cataloging, ConSyGen 2000 will have confirmed that all of the client's environment has been received in a form that can be read and processed by the toolset, and the exact size of the client's environment, with exact line and entity counts, which is then used to confirm the fixed price for the project.

         The cataloging exercise will also generate a detailed hierarchical report of all of the relationships within the client's environment. This report is used to enable the client to define the composition of the converted code deliverables ("Work Units") and to prepare test plans. Since the ConSyGen 2000 toolset can convert several million lines of code in a single overnight pass, Work Units may be as large as the client requires (e.g., 1 million lines); they will be converted and delivered in a client-defined sequence to enable a regular and manageable approach to the preparation of test plans and to testing.

         The successful completion of this cataloging exercise means that there will be substantially less errors due to missing programs during the automated identification and conversion exercises, and that a full set of data cross-references will be able to be established in preparation for the conversion process.

         Identification - From the information derived during the cataloging exercise, all source components will be searched automatically to identify all date occurrences using known date identifiers, client-specified naming conventions for date occurrences, and data fields with known implicit or explicit date characteristics. All procedural logic involving date occurrences or date-holding data variables will be automatically identified to provide a basis for determining translation rules for both storage locations and the procedural logic.

         ConSyGen 2000 will search all client information and will report the first use of each date condition ("origin"). As far as possible, the desired new date formats will be identified automatically for each original occurrence and will be matched with the origin date occurrence and all of its cross-referenced date fields within the client's programs. This provides an efficient and accurate method of preparing the system for conversion.

         Conversion - The Company believes that ConSyGen's Year 2000 conversion service is fully automated. There is no manual intervention by ConSyGen or the client in the actual conversion process, and there is no requirement for any manual modifications to the delivered code. ConSyGen expects that there will be only a limited number of errors in the delivered code, and any identified errors will be corrected rapidly and fully by re-translation of the affected Work Unit.

         Data Conversion - After conversion, the Company generates extract/re-load and data re-population programs, to assist the client to correct data in their data files and databases, and to allow the client to prepare for testing. Actual change of the data is the client's responsibility.

         Testing - The client is responsible for testing of the converted programs, using test plans which will be prepared on the basis of reports generated by the Company during the project. The Company will supervise the performance of a set of tests on the initial set of programs delivered to the client.

         The Company expects a Year 2000 conversion project to take a total of approximately one month. The portion of the project performed by the Company is expected to take approximately one to two weeks. The time necessary for the Company to complete its portion of the project is not generally dependent on the size of the applications involved. The Company expects to staff a Year 2000 conversion project with two employees on a part-time basis. The Company currently has the capacity to simultaneously perform a total of eight to ten Year 2000/migration projects.

CONSYGEN CONVERSION SOLUTION

         Development of the ConSyGen Conversion toolset commenced in 1991. From 1993 to 1995, the toolset was utilized in completing several revenue generating contracts involving conversions from mainframe environments to open systems and proprietary platforms (for example, converting Honeywell/BULL computer systems to Hewlett-Packard, Sun and IBM). Since 1995, the Company has not generated any revenue from conversion services. Instead, the Company's efforts have been focused upon further development of the ConSyGen Conversion toolset, including extending the toolset to cover new hardware environments. Such further development and extension of the toolset was necessary, as the toolset was limited in application to Honeywell/BULL systems and did not perform conversions with sufficient speed. The Company recently entered into a revenue generating contract with Lender's Service, Inc., a subsidiary of Merrill Lynch, pursuant to which the Company will provide conversion services, including both migration and Year 2000 correction services.

         Although the actual conversion or migration between hardware platforms is performed automatically through the ConSyGen Conversion toolset, there are a range of associated tasks in a conversion project, and the project is managed according to the following five phases:

         Strategy and Requirements Phase - During this phase, the joint Company/client team is formed, the major technical and scope directions of the project are defined and the project work plan is created. The Company takes all of the client's source code and performs a cataloging exercise, resulting in a comprehensive view of the code statistics and internal dependencies; this information is used during the design phase of the project to define the work units for delivery of the translated code.

         The Company uses the cataloging of information about the client's code to generate a repository, which will be used to identify non-standard coding and system conditions, to generate the maps relating the source and target systems, and to generate target code. The Company will also identify any additional constructs for inclusion in the toolset.

         Analysis and Design Phase - This phase involves a detailed examination of the functionality of the source system. The project team will conduct a series of sessions during which the application system will be de-composed to its component functions, entities, and data, and then will be re-modeled in an efficient database design which will reflect the client's chosen design objectives. Additionally, any agreed re-engineering tasks will be defined and embodied into the final design or into the toolset.

         During this phase, the project team will use the cataloging information to establish the toolset's acceptance criteria, and will commence the preparation of detailed test plans designed to verify the toolset's accuracy.

         Data Conversion Phase - The Company will convert the data required for testing of the first delivered work unit, and the client will analyze the accuracy of its data, in anticipation of the data conversion and transfer exercise to be conducted during preparation for moving the converted code to production.

         Translation Phase - During this phase, the Company uses the toolset to translate the original source code, and conducts internal testing to establish the accuracy and consistency of the translation results. The first delivered translated code (known as a verification work unit (VWU)), is tested by the client against its own test plans to verify the toolset's accuracy. On acceptance of the VWU, the Company is then ready to commence the progressive delivery of the remaining translated code, separated into manageable units.

         Transition and Documentation Phase - The client will be responsible during this phase for internal systems and acceptance testing, data migration, and migration of the translated code into production. The Company's primary activities during this phase are the preparation of systems and operations documentation, and the provision of on-going support during the client's preparation for transition to production.

         The Company expects a migration project to take a total of approximately three to four months. The portion of the migration project performed by the Company is expected to take approximately one month. The time necessary for the Company to complete a project is not generally dependent on the size of the applications involved. The Company expects to staff a migration project with two employees on a part-time basis. The Company currently has the capacity to simultaneously perform a total of eight to ten migration/Year 2000 projects.

         The Company believes that its ConSyGen Conversion solution offers the following benefits:

 - New environment - Through use of the ConSyGen Conversion toolset, the Company is able to move the client into a new "open" hardware environment, which offers the Client several benefits, including preservation of existing software functionality; translation of existing code into a new language; substitution of a new database design; ability to operate under a new hardware environment; introduction of new , tools; and identification and resolution of the Year 2000 date problem.

- Reduced Migration time - The average "legacy" software system usually consists of several million lines of application software code. A manual conversion or re-write of an average existing legacy system may involve years of intensive work with the involvement of a large group of costly technical staff. Further, manual conversions do not provide as reliable a result as an automated conversion. The ConSyGen Conversion automated software conversion approach is done in the context of a project involving only limited client staff resources which are needed to coordinate project decision issues and to perform client-specific project tasks. The Company believes that the ConSyGen Conversion approach significantly reduces total conversion time, as compared with a manual approach, and is less costly than a manual conversion.

  - Reduced Migration cost - Manually rewriting software, whether using internal or external resources is costly. Using external resources usually results in conversion costs averaging several dollars per line of code, and costs as high as $8.00 per line are not uncommon. The cost of software package replacement carries the additional costs of re-training, internal modifications and additions, organizational disruption and change, and on-going maintenance and license fees. Since the Company's automated software conversion approach is done automatically, the Company is able to offer conversion projects at guaranteed fixed prices which are materially lower than a manual conversion.

SALES, MARKETING AND DISTRIBUTION

         The Company markets its products and services to a range of business and governmental organizations. The Company's sales and marketing efforts are implemented through its direct sales force, supported by promotion through trade articles and trade shows that address the software maintenance market, its independent sales representative program, and arrangements with system integrators that provide computer related services to end-users.

         The Company seeks to distribute its services through direct sales, independent sales representatives, and system integrators that provide computer related services to end-users, including year 2000 compliance services. In general, under the arrangements with systems integrators, the integrator will contract with the Company to provide conversion services, including year 2000 correction services to the integrator's customers. The Company believes that this approach affords it the opportunity to have its services marketed to a broader range of potential customers. The Company has entered into such arrangements with several corporations, including Unisys, Strategia Corporation, Agiss Software Corporation, SCB Computer Technology, and Millennium Enterprises. In addition, the Company has implemented an independent sales representative program, under which the Company engages individuals on a non-exclusive basis to refer conversion business to the Company, including year 2000 conversions. The Company currently has ten independent sales representatives. The Company intends to enter into additional distribution and/or marketing arrangements, particularly with service providers or strategic systems integrators, for its software products.

COMPETITION

         The market for The Company's software products and solutions, including its solutions for the year 2000 problem and client/server migration, is intensely competitive and is characterized by rapid change in technology and user needs and the frequent introduction of new products. The Company's principal competitors in the software tools market include CCD Online, Progeni, Forecross, and Alydaar.

         The Company believes that the principal factors affecting competition in the software tools market include product performance and reliability, product functionality, ability to respond to changing customer needs, ease of use, training, quality of support and price. The primary competitive factors in the solutions markets, including the year 2000 compliance market, are price, service, the expertise and experience of the service personnel and the ability of such personnel to provide solutions to application problems. Other than technical expertise and, with respect to the year 2000 compliance market, the limited time available until the year 2000 arrives, there are no significant proprietary or other barriers to entry that could prevent potential competitors from developing or acquiring similar tools or providing competing solutions in the Company's market.

         The Company's ability to compete successfully in the sale of its conversion services will depend in large part upon its ability to attract new customers, enhance its product and respond effectively to continuing technological change by developing new products and solutions. The Company believes that its tools will enable it to compete effectively with other service providers/tool vendors for the year 2000 market and the systems migration market. The Company believes that its primary competitive advantages are cost, performance, including speed and accuracy, and support.

RESEARCH AND DEVELOPMENT

         The Company plans to continue to expend a significant portion of its available funds on research and development to enhance the functionality and performance of its ConSyGen Conversion and ConSyGen 2000 toolsets. The Company's development of new products has been accomplished primarily with in-house development personnel and resources.

         As of November 13, 1997, the Company had 12 employees engaged in product development. All of the Company's research and development employees are located at the Company's Phoenix, Arizona headquarters. In addition to developing new products, the Company seeks to continually improve its existing products.

         During the five (5) months ended May 31, 1997 and the years ended December 31, 1996, 1995 and 1994, research and development expenditures were $335,000, $740,000, $492,000 and $558,000, respectively.

EMPLOYEES

         The Company had 29 employees as of November 13, 1997, including two in sales and marketing, 12 in research, development and support, and 15 in corporate operations and administration. The future success of the Company will depend in large part upon its continued ability to attract and retain highly skilled and qualified personnel. Competition for such personnel is intense in the computer software industry, particularly for talented software developers, service consultants and sales and marketing personnel. None of the Company's employees is represented by a collective bargaining agreement. The Company believes that its relations with its employees are good.

PROPERTIES

         The Company's principal administrative, research and development, customer support and marketing facilities are located in approximately 5,000 square feet of space in Phoenix, Arizona. The Company occupies these premises under a lease agreement expiring October 31, 1998. The Company believes that its facilities are adequate for its current needs and that suitable additional space will be available as needed.

LEGAL PROCEEDINGS

         The Company is not currently party to any legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The directors and executive officers of the Company and their ages are as follows:

                 NAME                 AGE                    POSITION
                 ----                 ---                    --------
Ronald I. Bishop...............       60      President, Chief Executive Officer and Director
Robert L. Stewart..............       79      Chairman of the Board
Leslie F. Stewart..............       43      Secretary, Director

----------------


        Ronald I. Bishop, has served as President, Chief Executive Officer, and a director of the Company and ConSyGen-Arizona since January 15, 1997. From September, 1986 to January 1, 1995, Mr. Bishop served as Vice President and Director of Operations of Motorola Computer Group for Asia, and from January 2, 1995 to January 3, 1997, he served as Vice President and Director of Operations for Motorola Computer Group for South America.

        Robert L. Stewart, is the Chairman of the Board of the Company and ConSyGen-Arizona. He has served in this capacity at the Company since its acquisition of ConSyGen-Arizona, and at ConSyGen-Arizona since 1980. Mr. Stewart previously served as President and Chief Executive Officer of ConSyGen-Arizona from 1980 until January 15, 1997 and as President and Chief Executive Officer of the Company from the time of the acquisition until January 15, 1997.

        Leslie F. Stewart, is the Secretary and a director of the Company and ConSyGen-Arizona. He has served in these capacities at the Company since its acquisition of ConSyGen-Arizona and at ConSyGen-Arizona since 1980. Mr. Stewart is the son of Robert L. Stewart, Chairman of the Board of the Company.

        During the fiscal year ended May 31, 1997, the Company did not have a compensation committee, and all deliberations concerning executive officer compensation and all determinations with respect thereto were made by the Company's Board of Directors, consisting of Robert L. Stewart, Ronald I. Bishop and Leslie F. Stewart. Messrs. Bishop and Stewart are also executive officers of the Company.

        All directors hold office until the next annual meeting of stockholders or until their successors are duly elected and qualified. Executive officers of the Company are elected annually by and serve at the pleasure of the Board of Directors.

EXECUTIVE COMPENSATION

        The following table sets forth all compensation awarded to, earned by or paid to the Company's Chief Executive Officer and each of the Company's executive officers whose total annual salary and incomes exceeded $100,000 for all services rendered in all capacities to the Company and its subsidiaries for each of the Company's last three fiscal years.



                           SUMMARY COMPENSATION TABLE
                               ANNUAL COMPENSATION

                                                            OTHER          LONG-TERM       SECURITIES
      NAME AND           YEAR      SALARY      BONUS        ANNUAL        COMPENSATION     UNDERLYING       ALL OTHER
PRINCIPAL POSITION(1)    ENDED       ($)        ($)     COMPENSATION          AWARDS       OPTIONS (#)   COMPENSATION(3)
------------------       -----    ---------  ---------  ------------      ------------     -----------   ------------
Ronald I. Bishop        5/31/97    $26,250      --           --               --            400,000(2)        --
  President & CEO

Robert L. Stewart       5/31/97    $65,250      --           --               --              --              --
  Former President &
  CEO(4)

Carl H. Canter          5/31/97      --         --           --               --              --              --
  Former President &    5/31/96      --         --           --               --              --            $36,000
  CEO                   5/31/95      --         --           --               --              --            $36,000

---------------

(1) Mr. Bishop has served as President and CEO of the Company since January 15, 1997. Mr. Stewart served as President and CEO of the Company from September 5, 1996, the date the Company acquired ConSyGen-Arizona, through January 15, 1997. Mr. Canter served as President and CEO of the Company until September 4, 1996.

(2) In September 1997, options to purchase an additional 500,000 shares of Common Stock were granted to Mr. Bishop. The options had an original exercise price of $5.50 per share. In November 1997, Mr. Bishop surrendered options to purchase a total of 900,000 shares of Common Stock in exchange for replacement options to purchase a total of 900,000 shares with an exercise price of $4.00 per share. Of these 900,000 options, options to purchase 561,500 shares are immediately exercisable and the remaining 338,500 become exercisable in twenty-two equal monthly installments, commencing one month from the date of grant. The options were granted under the 1997 Amended and Restated Non-Qualified Stock Option Plan.

(3) Represents amounts accrued by the Company and payable to The Canter Corporation, a consulting firm controlled by Mr. Canter, for consulting services provided by The Canter Corporation to the Company. In connection with the acquisition, The Canter Corporation forgave this indebtedness.

(4)      See "Certain Transactions."

EMPLOYMENT AGREEMENTS

         None of the Company's employees are subject to employment agreements with the Company.

STOCK OPTION PLANS

         The following table sets forth the aggregate number and value of options exercisable and unexercisable by the named executive officers during the fiscal year ended May 31, 1997.

                        OPTION GRANTS IN LAST FISCAL YEAR

                                             INDIVIDUAL GRANTS
                          --------------------------------------------------------
                                                                                          POTENTIAL
                                                                                       REALIZABLE VALUE
                           NUMBER OF                                                      AT ASSUMED
                           SECURITIES     % OF TOTAL                                   ANNUAL RATES OF
                           UNDERLYING      OPTIONS                                       STOCK PRICE
                            OPTIONS       GRANTED TO      EXERCISE                     APPRECIATION FOR
                            GRANTED      EMPLOYEES IN      PRICE      EXPIRATION       OPTION TERM (2)(3)
NAME                          (#)        FISCAL YEAR      $/SHARE        DATE        5% ($)       10%($)
----                          ---        -----------      -------        ----        ------       ------
Ronald I. Bishop,         400,000(1)(2)     19.00%         8.875        3/18/07    $2,232,576   $5,657,786
  President and CEO

------------

(1)      Options are immediately exercisable as of the date of grant.

(2) In September 1997, options to purchase an additional 500,000 shares of Common Stock were granted to Mr. Bishop. The options had an original exercise price of $5.50 per share. In November 1997, Mr. Bishop surrendered options to purchase a total of 900,000 shares of Common Stock in exchange for replacement options to purchase a total of 900,000 shares with an exercise price of $4.00 per share. Of these 900,000 options, options to purchase 561,500 shares are immediately exercisable and the remaining 338,500 become exercisable in twenty-two equal monthly installments, commencing one month from the date of grant. The options were granted under the 1997 Amended and Restated Non-Qualified Stock Option Plan. At December 8, 1997, the potential realizable value at assumed annual rates of stock price appreciation of 5% and 10% for the option term were $5,929,034 and $11,551,500, respectively.

(3) The 5% and 10% assumed rates of annual compounded stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices.

               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                          FISCAL YEAR-END OPTION VALUES

                                                                     NUMBER OF SECURITIES
                                           SHARES        VALUE      UNDERLYING UNEXERCISED          VALUE OF UNEXERCISED IN-THE
                                         ACQUIRED ON    REALIZED      OPTIONS AT 5/31/97            -MONEY OPTIONS AT 5/31/97($)
NAME                                     EXERCISE (#)    ($)(1)    EXERCISABLE/UNEXERCISABLE      EXERCISABLE/UNEXERCISABLE(2)(3)
----                                     ----------      ------    -------------------------      -------------------------------
Ronald I. Bishop,                             --           --              400,000/0                   $1,850,000/0
  President and CEO

-----------

(1) The "value realized" reflects the appreciation on the date of exercise (based on the excess of the fair market value of the shares on the date of exercise over the exercise price). However, because the executive officers may keep the shares they acquired upon the exercise of the options (or sell them at a different price), these amounts do not necessarily reflect cash realized upon the sale of those shares.

(2) Based on the excess of the last sale price of the Company's Common Stock on June 2, 1997, as quoted on the OTC Bulletin Board ($13.50), over the option exercise price ($8.875).

(3) In September 1997, options to purchase an additional 500,000 shares of Common Stock were granted to Mr. Bishop. The options had an original exercise price of $5.50 per share. In November 1997, Mr. Bishop surrendered options to purchase a total of 900,000 shares of Common Stock in exchange for replacement options to purchase a total of 900,000 shares with an exercise price of $4.00 per share. Of these 900,000 options, options to purchase 561,500 shares are immediately exercisable and the remaining 338,500 become exercisable in twenty-two equal monthly installments, commencing one month from the date of grant. The options were granted under the 1997 Amended and Restated Non-Qualified Stock Option Plan. At December 8, 1997, the value of exercisable/unexercisable unexercised in-the-money options were $1,403,750 and $846,250, respectively.

                              CERTAIN TRANSACTIONS

       On September 5, 1996, the Company acquired all the issued and outstanding capital stock of ConSyGen-Arizona, from the stockholders of such corporation, including Robert L. Stewart, who was the controlling stockholder of ConSyGen-Arizona, Inc. In connection with the acquisition, the stockholders of ConSyGen-Arizona surrendered 9,275,000 shares of Common Stock, being all the issued and outstanding capital stock of ConSyGen-Arizona, of which 8,187,000 shares were surrendered by Robert L. Stewart, the former controlling stockholder of ConSyGen-Arizona, who, in connection with the acquisition, acquired control of the Company. For a more detailed description of the acquisition, see the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.

       At December 31, 1995, Robert L. Stewart, then Chairman and President of ConSyGen-Arizona, had advanced an aggregate of $859,000 to ConSyGen-Arizona on an as-needed basis to fund its continuing operations. These advances were unsecured, non-interest bearing and had no stated maturity. In June 1996, ConSyGen-Arizona issued 700,000 shares of its Common Stock to The Loreto F. Stewart and Robert L. Stewart Family Trust, a trust of which Mr. Stewart is the sole trustee (the "Trust"), in satisfaction of $350,000 of the indebtedness to Mr. Stewart. Leslie F. Stewart, Robert L. Stewart's son and Secretary and Director of the Company, is a beneficiary of the Trust. The shares were valued at $0.50 per share, which was management's best estimate of fair market value at the time of issuance. Further, in June 1996, Robert L. Stewart forgave an additional $350,000 of indebtedness of ConSyGen-Arizona owed to him, without additional consideration. During 1996, Mr. Stewart advanced an additional $11,000 to ConSyGen-Arizona on an unsecured, non-interest bearing basis. Cash principal payments were made to Robert L. Stewart during 1996 in the amount of $37,000. During the five months ended May 31, 1997, additional cash principal payments were made in the amount of $5,000. At May 31, 1997, the Company was indebted to Mr. Stewart in the amount of $129,000. During the three months ended August 31, 1997, Robert L. Stewart repaid $23,000 of indebtedness of the Company to certain individuals, and the Company became obligated to repay Mr. Stewart such $23,000. This advance was unsecured and non-interest bearing. Accordingly, at August 31, 1997, the Company was indebted to Robert L. Stewart in the amount of approximately $152,000. As described below, this amount was repaid to Mr. Stewart in October 1997 through the issuance of 18,610 shares of Common Stock.

       In June 1996, ConSyGen-Arizona issued an aggregate of 1,777,006 shares of Common Stock to the Trust in consideration of services rendered by Mr. Robert L. Stewart to ConSyGen-Arizona from its inception through the date of issuance. These shares were valued at $0.50 per share, which was management's best estimate of fair market value at the time of issuance. In September 1996, the Company issued 400,000 shares of Common Stock to The Canter Corporation for services rendered. The Canter Corporation is controlled by Carl H. Canter, who was at the time of issuance the President of the Company. These shares were valued at $1.00 per share, which was management's best estimate of fair market value at the time of issuance. In addition, in connection with the acquisition of ConSyGen-Arizona, the Canter Corporation forgave approximately $72,000 of indebtedness owed by the Company to the Canter Corporation for consulting services rendered.

       In May 1997, the Trust sold 300,000 shares of Common Stock in a private sale. In connection with such transaction, the Company agreed to use its best efforts to register such shares for resale by the purchasers under the Securities Act of 1933, as amended (the "Securities Act"). The Company had previously obligated itself to file a registration statement under the Securities Act with respect to other previously issued shares. The Company is registering the shares sold by the Trust on the registration statement, of which this prospectus is a part, which the Company was already obligated to file.

       In October 1997, the Company issued 18,610 and 1,302 shares of Common Stock to Robert L. Stewart and Leslie F. Stewart, respectively, in payment of $151,665 and $10,609 of indebtedness of the Company to Robert L. Stewart and Leslie F. Stewart, respectively. The effective price per share was $8.15. Simultaneously with these transactions, the Company also issued an aggregate of approximately 10,800 shares to unrelated third parties in payment of approximately $88,000 of indebtedness of the Company to such persons. The effective price per share of $8.15 paid by such unrelated third parties was the same as that paid by Robert L. and Leslie F. Stewart.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information as of November 13, 1997 concerning the beneficial ownership of the Company's Common Stock by (i) each director of the Company, (ii) each of the executive officers, (iii) each person who is known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock and (iv) all executive officers and directors as a group. This information is based upon information received from or on behalf of the named individuals. Unless otherwise noted, the beneficial owners listed have sole voting and investment power with respect to the shares listed except to the extent shared by spouses under applicable law.

Name and Address                        Amount and Nature of         Percent of
of Beneficial Owner**                   Beneficial Ownership         Class
---------------------                   --------------------         -----------
Robert L. Stewart                          7,740,610 (1)(5)            51.4%
c/o ConSyGen, Inc.
10201 South 51st St.
Suite 140
Phoenix, AZ  805044

Leslie F. Stewart                             35,677 (2)                 *

Ronald I. Bishop                             588,500 (3)                3.7%

All  executive  officers a                 8,364,787 (1)(2)(3)(5)      53.4%
nd directors as a
group (3 persons)

Howard R. Baer                               817,000 (4)                5.4%
c/o Carriage House Capital
2530 South Rural Road
Tempe, Arizona 85282

Trinidad Cranbourne                        1,000,000 (5)                6.6%
96 Pokfulam Road
11-F Flat B-2
YY Mansion, Hong Kong

---------------------------
*  Less than 1% of the outstanding Common Stock.
** Address provided for beneficial owners of more than 5% of the Common Stock.

(1) Includes 6,722,000 shares owned of record by The Loreto F. Stewart & Robert L. Stewart Family Trust, a trust of which Robert L. Stewart is the sole trustee.

(2) Includes (i) 1,302 shares of Common Stock issued to Mr. Stewart in payment of $10,609 in indebtedness owing to Mr. Stewart by the Company and (ii) 34,375 shares of Common Stock which Mr. Stewart has the right to purchase upon exercise of outstanding options, exercisable within 60 days.

(3) Includes 587,500 shares of Common Stock which Mr. Bishop has the right to purchase upon exercise of outstanding options, exercisable within 60 days.

(4) Includes (i) 287,000 shares of Common Stock owned of record by an entity controlled by Mr. Baer and (ii) 200,000 shares of Common Stock which Mr. Baer has the right to acquire upon exercise of immediately exercisable warrants.

(5) Includes 1,000,000 shares owned of record by GEO Co. Ltd. ("GEO"), which, in addition to being controlled by Robert L. Stewart through his equity ownership of GEO, is controlled by Trinidad Cranbourne, Robert
         L. Stewart's daughter. Mr. Stewart, through his equity ownership of GEO, effectively has voting and investment control of these shares. Ms. Cranbourne also has voting and investment control of these shares.

                              SELLING STOCKHOLDERS

The following table sets forth certain information as of November 13, 1997 concerning the beneficial ownership of the Company's Common Stock by the stockholders of the Company who are offering shares hereby (the "Selling Stockholders"). This information is based upon information received from or on behalf of the named individuals. Unless otherwise noted, the beneficial owners listed have sole voting and investment power with respect to the shares listed except to the extent shared by spouses under applicable law. Except for 981,390 of the shares of Common Stock offered by Robert L. Stewart, all shares of Common Stock being offered by Selling Stockholders are being registered hereunder pursuant to contractual registration rights or similar obligations on behalf of the Company.



                                 Beneficial Ownership                                   Beneficial Ownership
                                  Prior to Offering                                        After Offering
                              ---------------------------                          --------------------------------
   Name and Address           Number of     Percentage of    Number of Shares      Number of          Percentage of
 of Beneficial Owner**         Shares         Ownership       Being Offered         Shares              Ownership
 ---------------------         ------         ---------       -------------         ------              ---------
Robert L. Stewart(1)         7,740,610        51.4%            1,000,000           6,740,610             44.2% (14)
c/o ConSyGen, Inc.
10201 South 51st St.
Suite 140
Phoenix, AZ  85044

Leslie F. Stewart(2)            35,677         *                   1,302              34,375                 *

M.H. Meyerson & Co. Inc.       150,000         *                  58,333              91,667                 *

Innovative Research            106,300         *                 106,300                   0                 *
Associates, Inc.(4)

Ming Sum Yeung(5)              190,000         1.2%              190,000                   0                 *

Wor Foon Yeung(6)              170,000         1.1%              170,000                   0                 *

Shu Kin Yeung(7)                40,000         *                  40,000                   0                 *

Yuen Chi Kan(8)                120,000         *                 120,000                   0                 *

Joseph and Frank Ciolli         50,000         *                  20,000              30,000                 *

Kevin C. Baer(9)               335,500         2.2%                2,000             333,500              2.2%

Robert H. and Delores M.        34,900         *                  15,000              19,900                 *
Goldsmith

Ameritech International         15,000         *                  15,000                   0                 *
Corp.

Irvington International          3,600         *                   3,600                   0                 *
Limited(10)

Martin E. Janis &               30,000         *                  10,000              20,000                 *
Company, Inc.(11)

Michael Block(12)                6,300         *                   6,300                   0                 *

GFS, Inc.(13)(Khan)             18,900         *                  18,900                   0                 *

COFEP, S.A.                     10,000         *                  10,000                   0                 *

                                 Beneficial Ownership                                   Beneficial Ownership
                                  Prior to Offering                                        After Offering
                              ---------------------------                          --------------------------------
   Name and Address           Number of     Percentage of    Number of Shares      Number of          Percentage of
 of Beneficial Owner**         Shares         Ownership       Being Offered         Shares              Ownership
 ---------------------         ------         ---------       -------------         ------              ---------
Rabobank (Switzerland)         237,000         1.5%              237,000                   0                 *
Ltd.

Dominick Company AG             40,000         *                  40,000                   0                 *

Pat Finance AG                  63,000         *                  63,000                   0                 *

Rover SRL                       30,000         *                  30,000                   0                 *

Yamaco Ltd.                    110,000         *                 110,000                   0                 *

Cedar Globe Hedge Fund          10,000         *                  10,000                   0                 *
L.P.

Rodney R. Schoemann             50,000         *                  50,000                   0                 *

Remaco Invest AG               350,000         2.3%              350,000                   0                 *

Tom Warner                       6,381         *                   6,381                   0                 *

Harvey Dietrich                  4,454         *                   4,454                   0                 *

--------------------------
 *  Less than 1% of the outstanding Common Stock.
 ** Address provided for beneficial owners of more than 5% of the Common Stock.

 (1) Includes (i) 6,722,000 shares owned of record by The Loreto F. Stewart & Robert L. Stewart Family Trust, a trust of which Robert L. Stewart is the sole trustee and (ii) 1,000,000 shares owned of record by GEO, which is controlled by Robert L. Stewart through his equity ownership, and with respect to which Mr. Stewart shares voting and investment power.

 (2) Includes 1,302 shares of Common Stock issued to Mr. Stewart in payment of $10,609 in indebtedness owing to Mr. Stewart by the Company and options to purchase 34,375 shares of Common Stock, exercisable within 60 days.

 (3) Represents shares issued pursuant to a consulting agreement between M.H. Meyerson & Co., Inc. and the Company.

 (4) Includes 100,000 shares issued pursuant to a consulting agreement between Innovative Research Associates, Inc. and the Company and 6,300 shares issued as a finder's fee in connection with a financing transaction.

 (5) Includes 100,000 shares purchased in a private transaction from the Loreto F. Stewart and Robert L. Stewart Family Trust, of which Robert
         L. Stewart is sole trustee.

 (6) Includes 50,000 shares purchased in a private transaction from the Loreto F. Stewart and Robert L. Stewart Family Trust, of which Robert
         L. Stewart is sole trustee.

 (7) Includes 30,000 shares purchased in a private transaction from the Loreto F. Stewart and Robert L. Stewart Family Trust, of which Robert
         L. Stewart is sole trustee.

 (8) Includes 120,000 shares purchased in a private transaction from the Loreto F. Stewart and Robert L. Stewart Family Trust, of which Robert
         L. Stewart is sole trustee.

 (9) Includes 130,000 shares of Common Stock which Mr. Baer has the right to acquire upon exercise of immediately exercisable warrants.

(10) Represents 3,600 shares issued as a finder's fee in connection with a financing transaction.

(11) Represents 30,000 shares issued pursuant to a consulting agreement between Martin E. Janis & Company, Inc. and the Company.

(12) Represents 6,300 shares issued to Mr. Block as a finder's fee in connection with a financing transaction.

(13) Represents 18,900 shares issued to GFS, Inc. as a finder's fee in connection with a financing transaction.

(14) Assumes conversion of $1.0 million of long-term debt, at an assumed conversion rate of $4.73 per share (70% of $6.75, the closing price of the Common Stock as quoted on the OTC Bulletin Board on November 13,
         1997), into approximately 211,416 shares of Common Stock. There can be no assurance that such long-term debt will be converted into Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, $.003 par value (referred to herein as "Common Stock").

COMMON STOCK

         As of November 13, 1997, there were 15,054,078 shares of Common Stock outstanding, held of record by approximately 347 stockholders.

         The holders of Common Stock are entitled to one vote per share on all months to be voted on by stockholders and an entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefor. The holders of Common Stock do not have cumulative voting rights in the election of directors. Upon liquidation or dissolution of the Company, the holder of Common Stock are entitled to receive all assets available for distribution to the stockholders. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the shares of Common Stock are fully paid and nonassessable.

LIMITATION OF OFFICERS' AND DIRECTORS' LIABILITY;  INDEMNIFICATION AGREEMENTS

         The Company's Articles of Incorporation, as amended (the "Amended Articles"), and By-Laws eliminate, subject to certain exceptions, the personal liability of directors to the Company or its stockholders for monetary damages for breaches of fiduciary duties as directors to the extent permitted by state law. The Amended Articles and By-Laws do not provide for the elimination of or any limitation on the personal liability of a director for intentional misconduct, or in situations where a director is found not to have acted in good faith or where liability is prescribed by law. These provisions of the Amended Articles and By-Laws may limit the remedies available to a stockholder in the event of breaches of any director's duties to such stockholder or the Company.

         The Company has entered into indemnification agreements with each of the directors and officers. The indemnification agreements provide that the Company will pay certain amounts incurred by a director or officer in connection with any civil or criminal action or proceeding and specifically including actions by or in the name of the Company (derivative suits) where the individual's involvement is by reason of the fact that he is or was a director or officer. Such amounts include, to the maximum extent permitted by law, attorney's fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily included in connection with legal proceedings. Under the indemnification agreements, a director or officer will not receive indemnification if he is found not to have acted in good faith in the reasonable belief that his action was in the best interests of the Company.

TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for the Common Stock is Interwest Transfer, Inc.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of this Offering, the Company will have approximately 15,265,494 shares of Common Stock outstanding. Of those shares, approximately 6,860,102 shares will be freely tradable without restriction under the Securities Act. Upon completion of the Offering, 8,593,610 shares of Common Stock will be eligible for sale in the public market without registration, subject to certain volume and other limitations, pursuant to Rule 144 under the Securities Act. The remaining shares of Common Stock held by existing stockholders, including shares issuable upon exercise of warrants, will become eligible for sale under Rule 144 or otherwise at various times thereafter. The Company is obligated to register under the Securities Act shares of Common Stock held by certain stockholders of the Company. Except for approximately 100,000 of such shares, all of such shares are registered on the Registration Statement, of which this Prospectus is a part. In addition, there are currently outstanding warrants to purchase 1,400,000 shares of Common Stock, of which 1,300,000 are currently exercisable, and options to purchase 2,270,000 shares of Common Stock, of which 1,211,250 are currently exercisable. The Company may in the future file a registration statement on Form S-8 registering the shares issuable upon exercise of these options. If any portion of the Shares of Common Stock registered hereunder or issuable upon exercise of the outstanding warrants or options are sold in the public market, such sales may have a material adverse effect on the market price of the Common Stock. See "Risk Factors - Limited Trading Market." The sale of such shares may also have a material adverse effect on the Company's ability to raise needed capital.

                              PLAN OF DISTRIBUTION

         Certain shares of Common Stock of the Company are being sold by the Company upon conversion of certain outstanding convertible notes. See "Business
- Recent Financings." The price and manner of sale of the shares of Common Stock offered by the Selling Stockholders hereunder are in the sole discretion of the Selling Stockholder. The shares of Common Stock offered hereby may be offered through any of several methods, such as ordinary brokerage transactions at market prices or in privately negotiated transactions at prices agreed upon by the parties. Neither the Company nor the Selling Stockholder has any agreement, arrangement or understanding with any broker or dealer entered into prior to the effective date of the Registration Statement of which this Prospectus is a part with respect to the sale of the Common Stock offered hereby.

                                  LEGAL MATTERS

         Certain legal matters in connection with this Offering will be passed upon for the Company by Brown, Rudnick, Freed & Gesmer, Boston, Massachusetts.

                                     EXPERTS

         The consolidated balance sheets of ConSyGen, Inc. as of May 31, 1997 and December 31, 1996, and the consolidated statements of operations, changes in stockholders' deficit, and cash flows for the five months ended May 31, 1997 and each of the three years in the period ended December 31, 1996, included in this prospectus, have been included herein in reliance on the report of Wolinetz, Gottlieb & Lafazan, P.C., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

        The Company has filed with the Securities and Exchange Commission ("Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 ("Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the

Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance where such contract or document is filed as an exhibit to the Registration Statement, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including the exhibits thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th West Madison Street, Northwestern Atrium Center, Suite 1400, Chicago, Illinois 60661-2511. Copies of materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains registration statements, reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

         The Company intends to distribute to its stockholders annual reports containing consolidated financial statements audited by its independent accountants and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information.

                                 CONSYGEN, INC.
                        CONSOLIDATED FINANCIAL STATEMENTS

                                      INDEX



                                                                                                             Page
                                                                                                             ----
Report of Independent Accountants .........................................................................   F-2

Consolidated Balance Sheet as of May 31, 1997 and
  December 31, 1996 .......................................................................................   F-3

Consolidated Statement of Operations for the Five Months Ended
  May 31, 1997 and the Years Ended  December 31, 1996,
    1995 and 1994 .........................................................................................   F-4

Consolidated Statement of Changes in Stockholders' Deficit for the
  Period January 1, 1994 to May 31, 1997 ..................................................................   F-5

Consolidated Statement of Cash Flows for the Five Months Ended
  May 31, 1997 and the Years Ended December 31, 1996,
    1995, and 1994 ........................................................................................   F-7

Notes to Consolidated Financial Statements, May 31, 1997 ..................................................   F-9

Consolidated Balance Sheet as of August 31, 1997 (Unaudited) ..............................................   F-24

Consolidated Statement of Operations for the Three Months
  Ended August 31, 1997 and 1996 (Unaudited) ..............................................................   F-25

Consolidated Statement of Changes in Stockholders' Deficit
  for the Three Months Ended August 31, 1997(Unaudited) ...................................................   F-26

Consolidated Statement of Cash Flows for the Three Months
  Ended August 31, 1997 and 1996 (Unaudited) ..............................................................   F-27

Notes to Consolidated Financial Statements,
  August 31, 1997 (Unaudited) .............................................................................   F-29

REPORT OF INDEPENDENT ACCOUNTANTS
---------------------------------


The Board of Directors and Stockholders
ConSyGen, Inc. (A Texas Corporation)



We have audited the accompanying consolidated balance sheet of ConSyGen, Inc. (a Texas corporation) and its subsidiary as of May 31, 1997 and December 31, 1996, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the five months ended May 31, 1997 and the years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ConSyGen, Inc. (a Texas corporation) and its subsidiary as of May 31, 1997 and December 31, 1996, and the consolidated results of their operations and their cash flows for the five months ended May 31, 1997 and the years ended December 31, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring losses from operations and has a working capital and stockholders' deficit. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Notes 12 and 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                              WOLINETZ, GOTTLIEB & LAFAZAN, P.C.



Rockville Centre, New York
July 15, 1997

                          CONSYGEN, INC. AND SUBSIDIARY
                          -----------------------------
                           CONSOLIDATED BALANCE SHEET
                           --------------------------

                                     ASSETS
                                     ------

                                                                  May 31,      December 31,
                                                                   1997           1996
                                                                   ----           ----
Current Assets:
  Cash and Cash Equivalents                                   $     21,483    $     83,204
  Accounts Receivable                                                 --              --
  Debt Issuance Expense (Net of Accumulated
     Amortization of $55,556 in 1997 and $139,000 in 1996)          33,336          50,000
  Prepaid Expenses                                                  18,225          10,976
                                                              ------------    ------------

         Total Current Assets                                       73,044         144,180
                                                              ------------    ------------

Furniture and Equipment (Net of Accumulated Depreciation
  of $112,063 in 1997 and $102,583 in 1996)                         72,031          72,513
                                                              ------------    ------------

Other Assets:
  Debt Issuance Expense - Net of Current Portion                    61,108            --
  Other Assets                                                       4,596           5,283
                                                              ------------    ------------

         Total Other Assets                                         65,704           5,283
                                                              ------------    ------------

Total Assets                                                  $    210,779    $    221,976
                                                              ============    ============

                      LIABILITIES AND STOCKHOLDERS' DEFICIT
                      -------------------------------------

Current Liabilities:
  Notes Payable                                               $    259,507    $    343,507
  Loans Payable                                                    160,000         160,000
  Loans Payable - Related Parties                                  139,177         143,877
  Accounts Payable                                                  62,704          97,199
  Accrued Liabilities                                              308,899         219,801
                                                              ------------    ------------

         Total Current Liabilities                                 930,287         964,384

Long-Term Debt                                                   1,000,000            --
                                                              ------------    ------------

         Total Liabilities                                       1,930,287         964,384
                                                              ------------    ------------

Commitments and Contingencies

Stockholders' Deficit:
  Common Stock, $.003 Par Value, 16,666,666 Shares
    Authorized, Issued and Outstanding 13,796,231 Shares
    in 1997 and 13,686,231 Shares in 1996                           41,389          41,059
  Additional Paid-In Capital                                    17,108,689      16,438,365
  Accumulated Deficit                                          (18,869,586)    (17,221,832)
                                                              ------------    ------------
         Total Stockholders' Deficit                            (1,719,508)       (742,408)
                                                              ------------    ------------

Total Liabilities and Stockholders' Deficit                   $    210,779    $    221,976
                                                              ============    ============

The accompanying notes are an integral part of the financial statements.

                          CONSYGEN, INC. AND SUBSIDIARY
                          -----------------------------
                      CONSOLIDATED STATEMENT OF OPERATIONS
                      ------------------------------------


                                           For The
                                        ------------
                                      Five Months Ended              For The Year Ended
                                      ----------------- --------------------------------------------
                                           May 31,                       December 31,
                                        ------------    --------------------------------------------
                                            1997            1996             1995            1994
                                        ------------    ------------    ------------    ------------

Revenues                                $     20,000    $     43,552    $    328,546    $    790,466
                                        ------------    ------------    ------------    ------------


Costs and Expenses:
  Cost of Sales                                 --              --           199,561         213,068
  Software Development                       334,868         740,000         492,399         587,552
  General and Administrative Expenses      1,211,502       5,650,179         593,710         576,981
  Interest Expense                            56,348         157,210         112,779          59,788
  Depreciation and Amortization               65,036         117,231          50,494           8,215
                                        ------------    ------------    ------------    ------------

         Total Costs and  Expenses         1,667,754       6,664,620       1,448,943       1,445,604
                                        ------------    ------------    ------------    ------------

Net Loss                                $ (1,647,754)   $ (6,621,068)   $ (1,120,397)   $   (655,138)
                                        ============    ============    ============    ============

Weighted Average Common Shares
  Outstanding                             13,700,231       9,438,062       6,116,661       5,958,327
                                        ============    ============    ============    ============

Net Loss Per Common Share               $       (.12)   $       (.70)   $       (.18)   $       (.11)
                                        ============    ============    ============    ============




The accompanying notes are an integral part of the financial statements.

                          CONSYGEN, INC. AND SUBSIDIARY
                          -----------------------------
           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
           ----------------------------------------------------------
               FOR THE PERIOD JANUARY 1, 1994 THROUGH MAY 31, 1997
               ---------------------------------------------------







                                                                                                          Total
                                                                      Additional                      ------------
                                                Common Stock            Paid-In       Accumulated     Stockholders'
                                           -----------------------   ------------    ------------     ------------
                                           Shares           Amount      Capital         Deficit          Deficit
                                           ------           ------   ------------    ------------     ------------

Balance - January 1, 1994                 5,499,994        $16,500    $5,483,500    $ (8,825,229)    $(3,325,229)

  Issuance of ConSyGen-Arizona
    Common Stock as Payment of Debt         500,000          1,500       498,500            --           500,000

  Debt Cancellation by Related Party           --             --       2,680,210            --         2,680,210

  Interest on Loans                            --             --          21,493            --            21,493

  Net Loss                                     --             --            --          (655,138)       (655,138)
                                          ---------        -------    ----------    ------------     -----------

Balance - December 31, 1994               5,999,994         18,000     8,683,703      (9,480,367)       (778,664)

  Issuance of ConSyGen-Arizona
    Common Stock for Services               700,000          2,100       347,900            --           350,000

  Interest on Loans                            --             --          67,016            --            67,016

  Debt Issuance Expense                        --             --          90,000            --            90,000

  Net Loss                                     --             --            --        (1,120,397)     (1,120,397)
                                          ---------        -------    ----------    ------------     -----------

Balance - December 31, 1995
  (Carried Forward)                       6,699,994         20,100     9,188,619     (10,600,764)     (1,392,045)
                                          ---------        -------    ----------    ------------     -----------





The accompanying notes are an integral part of the financial statements.

                          CONSYGEN, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
               FOR THE PERIOD JANUARY 1, 1994 THROUGH MAY 31, 1997
                                   (Continued)

                                                                       Additional                         Total
                                                                       ----------                     ------------
                                                  Common Stock           Paid-In      Accumulated     Stockholders'
                                             ---------------------     ----------     -----------     ------------
                                             Shares         Amount       Capital        Deficit          Deficit
                                             ------         ------     ----------     -----------     ------------

Balance - December 31, 1995
  (Brought Forward)                        6,699,994        $20,100    $ 9,188,619   $(10,600,764)    $(1,392,045)

  Issuance of ConSyGen-Arizona
     Common Stock for Services                98,000            294         48,706           --            49,000

  Issuance of ConSyGen-Arizona
    Common Stock as Payment of Debt          700,000          2,100        347,900           --           350,000

  Donated Capital - Debt Cancellation
     by Stockholder                             --             --          350,000           --           350,000

  Issuance of ConSyGen-Arizona
    Common Stock for Services              1,777,006          5,331        883,172           --           888,503

  Interest on Loans                             --             --           90,802           --            90,802

  Effect of Reverse Acquisition              111,231            334         (7,134)          --            (6,800)

  Issuance of Common Stock
     for Services                          4,126,352         12,379      4,267,078           --         4,279,457

  Issuance of Common Stock as
    Payment of Debt                          173,648            521      1,182,022           --         1,182,543

  Donated Capital - Debt Cancellation           --             --           87,200           --            87,200

  Net Loss                                      --             --             --       (6,621,068)     (6,621,068)
                                          ----------        -------    -----------   ------------     -----------


Balance - December 31, 1996               13,686,231         41,059     16,438,365    (17,221,832)       (742,408)

  Interest on Loans                             --             --           14,404           --            14,404

  Issuance of Common Stock
    for Services                             110,000            330        655,920           --           656,250

  Net Loss                                      --             --             --       (1,647,754)     (1,647,754)
                                          ----------        -------    -----------   ------------     -----------



Balance - May 31, 1997                    13,796,231        $41,389    $17,108,689   $(18,869,586)    $(1,719,508)
                                          ==========        =======    ===========   ============     ===========


The accompanying notes are an integral part of the financial statements.

                          CONSYGEN, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                       For The
                                                     Five Months                For The Year Ended
                                                        Ended                      December 31,
                                                        May 31,     -----------------------------------------
                                                         1997           1996           1995            1994
                                                     -----------    -----------    -----------     ----------

Cash Flows From Operating Activities:
  Net Loss                                          $(1,647,754)   $(6,621,068)   $(1,120,397)     $(655,138)
  Adjustments to Reconcile Net Loss to Net Cash
   Provided (Used) by Operating Activities:
     Depreciation                                         9,480         18,231         10,494          8,215
     Stock Issued for Services                          656,250      5,167,961        300,000           --
     Change in Allowance for Doubtful Accounts             --             --          (15,910)          --
     Loss on Abandonment                                   --             --             --           29,016
     Amortization of Debt Issuance Expense               55,556         99,000         40,000           --
     Loan Interest - Additional Paid-In  Capital         14,404         90,802         67,016         21,493
     Changes in Operating Assets and Liabilities:
     Accounts Receivable                                   --            1,876         35,381        149,164
     Prepaid Expenses and Other Assets                   (6,562)        (9,470)        11,502          2,497
     Accounts Payable                                    (4,495)       (26,802)        13,603          9,934
     Accrued Liabilities                                 89,098         43,905         90,658         83,357
     Deferred Revenues                                     --           (7,386)        (1,215)         8,601
                                                    -----------    -----------    -----------      ---------


         Net Cash  (Used) by Operating
             Activities                                (864,023)    (1,242,951)      (568,868)      (342,861)
                                                    -----------    -----------    -----------      ---------

Cash Flows From Investing Activities:
  Purchases of Furniture and Equipment                   (8,998)       (30,227)       (60,927)        (9,594)
                                                    -----------    -----------    -----------      ---------


         Net Cash (Used) by Investing Activities         (8,998)       (30,227)       (60,927)        (9,594)
                                                    -----------    -----------    -----------      ---------


Cash Flows From Financing Activities:
  Proceeds of Debt Financings                         1,000,000      1,123,700           --             --
  Proceeds of Loans and Notes Payable                      --          305,396        212,492         50,000
  Payments of Loans and Notes Payable                   (84,000)       (50,000)        (3,200)        (8,700)
  Proceeds of Loans Payable - Related Parties              --           11,271        433,407        324,802
  Payments of Loans Payable - Related Parties            (4,700)       (37,404)       (23,351)       (87,175)
  Repayment of Loans Receivable - Related Parties          --             --             --           86,167
  Payments for Debt Issuance Expense                   (100,000)          --             --


         Net Cash Provided  by Financing
             Activities                                 811,300      1,352,963        619,348        365,094
                                                    -----------    -----------    -----------      ---------

Net Increase (Decrease) in Cash and
  Cash Equivalents                                      (61,721)        79,785        (10,447)        12,639

Cash and Cash Equivalents - Beginning of Period          83,204          3,419         13,866          1,227
                                                    -----------    -----------    -----------      ---------

Cash and Cash Equivalents - End of Period           $    21,483    $    83,204    $     3,419      $  13,866
                                                    ===========    ===========    ===========      =========

The accompanying notes are an integral part of the financial statements.

                          CONSYGEN, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                   (Continued)

                                                                For The
                                                           -----------------
                                                              Five Months
                                                           -----------------
                                                                 Ended                      For The Year Ended
                                                           -----------------    ----------------------------------------
                                                                 May 31,                       December 31,
                                                           -----------------    ----------------------------------------
                                                                  1997             1996            1995           1994
                                                           -----------------    -----------     ---------    -----------

Supplemental Cash Flow Information:

  Cash Paid for Interest                                          $182          $     3,300      $ 24,491     $   14,919
                                                                  ====          ===========      ========     ==========

  Cash Paid for Income Taxes                                      $ --          $      --        $   --       $     --
                                                                  ====          ===========      ========     ==========



Supplemental Disclosure of Non-Cash Financing Activities:

  Cancellation of Debt  into  Additional
     Paid-In Capital - Related Parties                            $ --          $   350,000      $   --       $2,680,210
                                                                  ====          ===========      ========     ==========

  Issuance of Common Stock as Debt Issuance
    Expense                                                       $ --          $    49,000      $ 50,000     $     --
                                                                  ====          ===========      ========     ==========

  Issuance of Common Stock as Payment of
    Debt - Related Parties                                        $ --          $   350,000      $   --       $  500,000
                                                                  ====          ===========      ========     ==========

  Debt Issuance Expense as Additional Paid-In
    Capital                                                       $ --          $      --        $90,000      $    --
                                                                  ====          ===========      ========     ==========



  Effect of Reverse Acquisition - Accounts
    Payable Acquired                                              $ --           $    6,800      $   --       $     --
                                                                  ====           ==========      ========     ==========



  Issuance of Common Stock as Payment of Debt                     $ --           $1,182,543      $   --       $     --
                                                                  ====           ==========      ========     ==========



  Cancellation of Debt into Additional Paid-In
    Capital                                                       $ --           $   87,200      $   --       $     --
                                                                  ====           ==========      ========     ==========







The accompanying notes are an integral part of the financial statements.

                          CONSYGEN, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  MAY 31, 1997


NOTE 1 -          OPERATIONS AND BASIS OF PRESENTATION

                  HISTORY OF CONSYGEN, INC., (f/k/a C SQUARE VENTURES, INC.)

                  ConSyGen, Inc., a Texas corporation ("ConSyGen-Texas'), was incorporated on September 28, 1988 as C Square Ventures, Inc. ConSyGen-Texas was formed for the purpose of obtaining capital in order to take advantage of domestic and foreign business opportunities which may have profit potential. On March 16, 1989, ConSyGen-Texas (then C Square Ventures, Inc.) completed an initial public offering.

                  On September 5, 1996, ConSyGen-Texas acquired 100% of the issued and outstanding shares of ConSyGen, Inc., a privately held Arizona corporation formed on October 11, 1979 ("ConSyGen-Arizona") (f/k/a International Data Systems, Inc.). On June 25, 1996, International Data Systems, Inc. changed its name to ConSyGen, Inc. Immediately prior to the acquisition transaction, ConSyGen-Texas effected a 1-for-40 reverse split of its common stock. In connection with the acquisition, ConSyGen-Texas issued an aggregate of 9,275,000 shares of its common stock directly to the stockholders of ConSyGen-Arizona in exchange for all of the issued and outstanding shares of ConSyGen-Arizona. Upon the closing of the acquisition, the Company issued 3,850,000 shares of common stock to various consultants for services rendered. Such shares were registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-8. In addition, the Company issued 150,000 shares of common stock to a consultant for services to be rendered. These 4,000,000 shares were valued at $1.00 per share, which was management's best estimate of fair market value at the time of issuance. The exchange resulted in ConSyGen-Arizona's stockholders holding a larger portion of voting rights of ConSyGen-Texas than was held after the acquisition by the persons who were ConSyGen-Texas stockholders prior to the acquisition (approximately 69% at closing). In connection with the acquisition, outstanding options to purchase 1,275,000 shares of ConSyGen-Arizona's common stock granted under its Non-Qualified Stock Option Plan were terminated and ConSyGen-Texas adopted a new Non-Qualified Stock Option Plan (see Note 11). In addition, ConSyGen-Arizona terminated warrants to purchase 1,000,000 shares of its common stock in connection with the acquisition, and ConSyGen-Texas issued replacement warrants to purchase 1,000,000 shares of its common stock (see Note 11). As a result of the acquisition, ConSyGen-Arizona became a wholly-owned subsidiary of ConSyGen-Texas. The transaction has been treated as a reverse acquisition (purchase) with ConSyGen-Arizona being the acquirer and ConSyGen-Texas being the acquired company. Consequently, only the historical operations of ConSyGen-Arizona are presented for the periods through September 5, 1996. Subsequent to the acquisition, ConSyGen-Texas changed its name to ConSyGen, Inc. (A Texas corporation).

                  ConSyGen-Texas and its wholly-owned subsidiary
ConSyGen-Arizona are hereafter collectively referred to as the "Company".

                  DESCRIPTION OF BUSINESS

                  ConSyGen-Texas' business consists solely of the business of its wholly-owned subsidiary, ConSyGen-Arizona. The Company is currently engaged in the business of rendering automated software conversion services, including "year 2000" conversions, although it did not realize any significant operating revenue from its conversion business during fiscal 1997. Until 1995, ConSyGen-Arizona licensed its proprietary computer software used in the hotel and airline industries, and provided software maintenance services. In 1996 ConSyGen-Arizona discontinued its practice of software licensing and providing maintenance services.

                          CONSYGEN, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  MAY 31, 1997

NOTE 1 -          OPERATIONS AND BASIS OF PRESENTATION (CONTINUED)

                  BASIS OF PRESENTATION

                  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations and at May 31, 1997 had a working capital deficit of approximately $857,000 and a deficiency in stockholders' equity of approximately $1,720,000. These factors raise substantial doubt about the Company's ability to continue as a going concern. Continuation of the Company is dependent on (1) achieving sufficiently profitable operations and (2) obtaining adequate financing. Management's plans in this regard include forming additional strategic alliances with computer hardware and consulting firms and implementation of an independent sales representative program (see Note 12). In addition, in June 1997 the Company raised net proceeds of approximately $1 million through the private sale of its common stock. In late August 1997, the Company accepted subscriptions to purchase an aggregate 100,000 shares of Common Stock for aggregate consideration of $504,000 (net of finders fees). The Company expects to receive the proceeds of these subscriptions ($504,000) in early September, 1997 (see Note 13). The Company intends to raise additional funds. However, the success of these planned measures cannot be determined at this time. The financial statements do not include any adjustment relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

                  FISCAL YEAR

                  ConSyGen-Texas' fiscal year end is May 31. Effective January 1, 1997, ConSyGen-Arizona changed its fiscal year from December 31 to May 31 to coincide with the fiscal year end of its parent company, ConSyGen-Texas. Since ConSyGen-Texas' acquisition of ConSyGen-Arizona has been accounted for as a reverse acquisition (purchase), with ConSyGen-Arizona being the acquirer and ConSyGen-Texas being the acquired company, only the historical operations to ConSyGen-Arizona are presented for periods through the date of acquisition. Subsequent to the acquisition date, the consolidated operations of the Company are presented. Accordingly, the financial statements presented are for the five month period ended May 31, 1997 and for the years ended December 31, 1996, 1995, and 1994.

NOTE 2 -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  PRINCIPLES OF CONSOLIDATION

                  The consolidated financial statements include the accounts of ConSyGen-Texas and its wholly-owned subsidiary, ConSyGen-Arizona. Significant intercompany accounts and transactions have been eliminated in consolidation.

                  USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                          CONSYGEN, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  MAY 31, 1997




NOTE 2 -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                  REVENUE RECOGNITION

                  Revenue is recognized in accordance with Statement of Position 91-1, "Software Revenue Recognition". Accordingly, revenue from software licensing is recognized when delivery of the software has occurred, a signed noncancelable license agreement has been received from the customer and any remaining obligations under the license agreement are insignificant. Revenue which related to insignificant obligations was deferred and was recognized as the obligations were fulfilled. Revenue in 1995 and 1994 from software license fees that were related to the Company's obligation to provide certain post-contract customer support without charge for the first year of the license was unbundled from the license fee at its fair value and was deferred and recognized straight-line over the contract support period. Revenue from annual or other renewals of maintenance contracts (including long-term contracts) was deferred and recognized straight-line over the term of the contracts. In 1996, the Company discontinued its practice of software licensing and entering into maintenance contracts. Conversion service revenue is recognized upon completion of the conversion service.


                  CASH AND CASH EQUIVALENTS

                  The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

                  FURNITURE AND EQUIPMENT

                  Furniture and equipment is stated at cost, less accumulated depreciation. Deprecation is computed by both straight-line method and accelerated methods over the estimated useful lives of the related assets, which approximate five years.

                  DEBT ISSUANCE EXPENSE

                  Costs associated with the Company's debt financing transactions have been capitalized. These costs include the value of common stock issued, both by the Company or directly from a significant stockholder, as consideration for obtaining various loans. Such costs are being amortized over the terms of the related loans.

                  RESEARCH AND DEVELOPMENT

                  Research and development expenditures, including the cost of software development, are expensed as incurred.

                          CONSYGEN, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  MAY 31, 1997




NOTE 2 -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                  EMPLOYEE STOCK PLANS

                  The Company accounts for its stock option plans in accordance with provisions of the Accounting Principle Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." In 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock Based Compensation." SFAS 123 provides an alternative to APB 25 and is effective for fiscal years beginning after December 15, 1995. The Company will continue to account for its employee stock option plans in accordance with the provisions of APB 25, and therefore will be required to disclose certain pro-forma information in the notes to its financial statements. SFAS 123 is not expected to have a material effect on the Company's financial condition or results of operations.

                  FAIR VALUE OF FINANCIAL INSTRUMENTS

                  The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. The carrying amounts of cash, accounts receivable and accounts payable approximate fair value.

                  LOSS PER SHARE

                  Prior to the acquisition, the computation of net loss per share is based on the weighted average number of outstanding common shares of ConSyGen-Arizona. Following the acquisition, shares presented are adjusted for the effect of the reverse acquisition. Common stock equivalents have not been included in this calculation since their inclusion would be antidilutive.

                  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, Earnings per Share (SFAS 128). SFAS 128, which applies to entities with publicly held common stock, simplifies the standards for computing earnings per share previously required in APB Opinion No. 15, Earnings per Share, and makes them comparable to international earnings per share standards. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Earlier adoption is not permitted. Management is currently reviewing the provisions of SFAS 128, however, it does not believe that adoption of this new accounting pronouncement will have a material impact on the calculation and presentation of earnings per share.


NOTE 3 -          LOANS PAYABLE - RELATED PARTIES

                  Loans payable to related parties with interest imputed at 10% per annum, are due on demand and are unsecured (see Note 9).

                          CONSYGEN, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  MAY 31, 1997




NOTE 4 -          NOTES PAYABLE

                  Notes payable consist of the following:

                                                                                           May 31,              December 31,
                                                                                        -------------         ----------------
                                                                                            1997                    1996
                                                                                        -------------         ----------------
                  Note payable, bearing interest at 10% per annum, no stated
                  maturity and unsecured. As additional consideration to the lender for making the loan, a significant stockholder
                  personally transferred to the lender 30,000 shares of his
                  common stock, valued at $1.00 per share. The value of such
                  shares has been capitalized as debt issuance expense.                 $   30,000            $    30,000

                  Note payable, bearing interest at 10% per annum, due July 31,
                  1996 and unsecured. Since August 1, 1996, the Company has been in default under the terms of the Note, and interest has been accruing at the default rate of 18% per annum. As additional consideration to the lender for making the loan, a significant stockholder personally transferred to the lender 60,000 shares of his common stock, valued at $1.00 per share. The value of
                  such shares has been capitalized as debt issuance expense.               100,000                100,000

                  Note payable, bearing interest at the prime rate,
                  original maturity June 30, 1989 and unsecured.                            23,000                 23,000

                          CONSYGEN, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   MAY 31,1997




NOTE 4 -          Notes Payable (Continued)

                                                                                          May 31,           December 31,
                                                                                       ------------       ---------------
                                                                                           1997                 1996
                                                                                       ------------       ---------------

                  Note payable, bearing interest at 10% per
                  annum, due on demand and unsecured.                                     23,317               23,317

                  Note payable, bearing interest at 10% per annum, payable on demand, and unsecured. As additional consideration to the
                  lender for making the loan, the Company issued 25,000 shares of its common stock to the lender valued at $1.00 per share.
                  The value of such shares has
                  been capitalized as debt issuance expense.                              25,000               25,000

                  Note payable, with interest imputed at 10% per
                  annum, no stated maturity and unsecured.                                23,190               23,190

                  Note payable, with interest imputed at 10% per
                  annum, no stated maturity and unsecured.                                 5,000                5,000

                  Note payable, bearing interest at 10% per annum,
                  payable on demand, and unsecured.                                         -                  84,000

                  Note payable, bearing interest at 10% per annum, payable on demand and unsecured. As additional consideration to the
                  lender for making the loan, the Company issued 50,000 shares of its common stock to the lender valued at $1.00 per share.
                  The value of such shares has been capitalized as debt issuance
                  expense.                                                                30,000               30,000
                                                                                       ---------            ---------

                                                                                       $ 259,507            $ 343,507
                                                                                       =========            =========

                          CONSYGEN, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  MAY 31, 1997



NOTE 5 -          LOANS PAYABLE

                  Loans payable consist of the following:

                                                                         May 31,      December 31,
                                                                       ---------      ------------
                                                                          1997            1996
                                                                       ---------      ------------

                  Loan payable, with interest imputed at 10% per
                  annum, due on demand and unsecured.                  $  52,000       $  52,000

                  Loan payable, non-interest bearing, due on
                  demand and unsecured.                                    8,000           8,000

                  Loan payable, with interest imputed at 10% per
                  annum, due on demand and unsecured.                    100,000         100,000
                                                                       ---------       ---------
                                                                       $ 160,000       $ 160,000
                                                                       =========       =========



NOTE 6 -          LONG-TERM DEBT

                  In March 1997, ConSyGen-Texas raised $1,000,000, before deducting finder's fees of $100,000, through a private placement of convertible notes (the "Notes") in the principal amount of $1,000,000. The Notes are unsecured, bear interest at the rate of 6% per annum, are payable in March 2000, and are convertible into common stock of ConSyGen-Texas. The principal amount of the Notes is convertible into common stock of ConSyGen-Texas at a rate equal to the lesser of (1) $10.85 per share (115% of the closing bid price of the common stock on March 21,1997); or (2) that price which is equal to 70% of the average closing bid price of the common stock for the five trading days preceding the date of conversion. ConSyGen-Texas is obligated to register the shares of common stock issuable upon conversion of the Notes, under the Securities Act of 1933, as soon as practicable after the closing date. The Notes provide that if the underlying shares are not registered within 90 days of closing, ConSyGen-Texas is obligated to pay penalties amounting to 2% of the principal amount of the Notes. In addition, the Company is obligated to pay penalties equal to 3% of the principal amount of the Notes for each subsequent month after expiration of the 90 day period during which the underlying shares are not registered under the Securities Act of 1933. At July 15, 1997, the underlying shares had not been registered under the Securities Act of 1933. ConSyGen-Texas may compel conversion of the Notes at any time after the expiration of six months after the effective date of the Registration Statement. The Notes are redeemable, at a price equal to 130% of the principal amount of the Notes, in the event that the price of ConSyGen-Texas' common stock is less than the bid price on March 21, 1997.

                          CONSYGEN, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  MAY 31, 1997

NOTE 7 -          COMMITMENTS AND CONTINGENCIES

                  LEASES

                  The Company's corporate offices are leased under a noncancelable operating lease, as amended, which expires October 31, 1998. Rental expense aggregated $31,503 for the five months ended May 31, 1997, and $61,434, $49,884 and $48,144 for the years ended December 31, 1996, 1995 and
1994, respectively. Future minimum rental payments are as follows:

                          Year Ending
                            May 31,
                          -----------
                            1998                                  $ 87,586
                            1999                                    37,090
                                                                  ---------

                                                                  $124,676

                  LEGAL PROCEEDINGS

                  From time to time, the Company may be named in legal actions which are incidental to the industry in which the Company operates. Currently, the Company is not a party to any legal proceedings.

                  NASD REVIEW

                  The National Association of Securities Dealers, Inc. ("NASD") in December 1996 advised the Company that it is conducting a routine review of trading in ConSyGen-Texas' common stock following the acquisition of ConSyGen-Arizona. The NASD made a written inquiry of the Company, to which the Company responded in writing in January 1997. The NASD made inquiry with respect to, among other things, a private placement by ConSyGen-Arizona, the acquisition of ConSyGen-Arizona by ConSyGen-Texas, and issuance of common stock by the Company during 1996. The NASD has not yet responded in writing to the Company's written response. Although it is not possible to determine the outcome of this review, the outcome could have a material adverse effect on the Company and the price of and trading market for the Company's common stock.

NOTE 8 -          INCOME TAXES

                  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards, No. 109, "Accounting for Income Taxes". Deferred income taxes are provided with respect to differences between results of operations for financial reporting purposes and income tax purposes. For the five months ended May 31, 1997, and the years ended December 31, 1996, 1995 and 1994, the Company generated net operating losses.

                  Deferred tax assets and liabilities are recorded based on differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when those differences are expected to reverse. Effective May 31, 1997, the Company will file its federal corporation income tax return on a consolidated basis. As of May 31, 1997, the Company had a net operating loss carryforward (NOLC) for federal income tax purposes of approximately $16,000,000, which begins to expire in 1998. Pursuant to Section 382 of the Internal Revenue Code, due to changes in the ownership of the Company, the utilization of these loss carryforwards may be subject to an annual limitation.

                          CONSYGEN, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  MAY 31, 1997





NOTE 8 -          INCOME TAXES (CONTINUED)

                  For income tax purposes, the NOLC may be used by the Company to offset future taxable income. However, due to the Company's historical operating results, the Company has placed a 100% valuation reserve on the NOLC. The following table sets forth the components of deferred taxes at:

                                                          May 31,     December 31,
                                                           1997          1996
                                                      ------------    ------------
                  Deferred Tax Assets                 $      -        $    10,000
                  Net Operating Loss Carryforwards      6,000,000       5,880,000
                  Less:  Valuation Reserve             (6,000,000)     (5,890,000)
                                                      ------------    ------------

                                                      $     -0-       $     -0-
                                                      ============    ============

                  Income tax benefit attributable to net loss differed from the amounts computed by applying the statutory Federal Income tax rate applicable for each period as a result of the following:

                                                     Five Months Ended          Year Ended
                                                        May 31, 1997         December 31, 1996
                                                        ------------         -----------------
         Computed "expected" tax benefit               $   337,000              $ 2,251,000
         Decrease in tax benefit resulting
           from:
             Net operating loss for which no
               benefit is currently available             (337,000)              (2,251,000)
                                                       ------------             -----------

                                                       $     -0-                $     -0-
                                                       ============             ===========


NOTE 9 - RELATED PARTY TRANSACTIONS

                  A significant shareholder, who is also an officer and director of the Company, and his relatives and affiliates have advanced funds to the Company on an as needed basis. As of May 31, 1997 and December 31, 1996, such shareholder and relatives had outstanding advances of $139,177 and $143,877 (see Notes 3 and 10). In May 1997, in connection with the significant stockholder's private sale of 300,000 shares of common stock of the Company to certain individuals, the Company agreed to use its best efforts to register such shares for resale by such individuals under the Securities Act of 1933 within 120 days of the closing of the sale.

                          CONSYGEN, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  MAY 31, 1997



NOTE 10 -         STOCKHOLDERS' DEFICIT

                  In February 1994, ConSyGen-Arizona converted $500,000 of a loan payable to a significant shareholder into 500,000 shares of common stock. In addition, an affiliate of a significant shareholder canceled certain loans it had made to ConSyGen-Arizona in the amount of $2,680,210. This amount was credited to ConSyGen-Arizona's additional paid-in capital.

                  In October 1995, ConSyGen-Arizona's board of directors increased the number of its authorized shares of common stock to 20,000,000 and changed the stated par value of such shares from $1 to $.01 per share. All periods presented have been retroactively adjusted to reflect this change.

                  In November 1995, ConSyGen-Arizona issued 700,000 shares of common stock to advisors and consultants of ConSyGen-Arizona as consideration for services rendered, including 100,000 shares issued to a consultant as a retainer for services to be rendered. For accounting purposes the shares were valued at $.50 per share, which was management's best estimate of fair value at the date of issuance. The accompanying financial statements include a charge of $300,000 for the issuance of 600,000 of such shares, which is included in general and administrative expenses. In addition, $50,000 has been capitalized and subsequently amortized as debt issuance expense in connection with the issuance of the remaining 100,000 shares.

                  ConSyGen-Arizona has recognized a financial (imputed) interest charge on loans and notes payable as to which there were originally no stated interest rates. The interest has been charged to operations and credited to additional paid-in capital and is summarized as follows:

                                             Five Months Ended                        Year Ended
                                             -----------------       --------------------------------------------
                                                  May 31,                             December 31,
                                             -----------------       --------------------------------------------
                                                   1997                 1996             1995             1994
                                                -----------          -----------      ----------        ---------

         Significant Stockholder                $    5,854            $  72,179        $  65,516        $  21,493
         Others                                      8,550               18,623            1,500              -
                                                -----------           ----------       ----------       ---------

                                                $   14,404            $  90,802        $  67,016        $  21,493
                                                ===========           ==========       ==========       =========

                  During 1996, ConSyGen-Arizona issued to a significant shareholder, who is also an officer and director of the Company, an aggregate of 2,477,006 shares of common stock, of which 700,000 were issued in satisfaction of a $350,000 loan payable to such stockholder, and the remaining 1,777,006 shares were issued as compensation for services rendered by such person in his capacity as an officer and director of ConSyGen-Arizona. In addition, such shareholder forgave, without further consideration, an additional $350,000 of indebtedness of ConSyGen-Arizona owed to him. In addition, 98,000 shares of common stock were issued to certain individuals as consideration for advancing funds to ConSyGen-Arizona. For accounting purposes, all the shares were valued at $.50 per share, which was management's best estimate of fair value at the date of issuance.

                  During 1996 the Company issued to a consultant for services 100,000 shares of common stock valued at $1.00 per share, which was management's best estimate of fair value at date of issuance.

                          CONSYGEN, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  MAY 31, 1997




NOTE 10 -         STOCKHOLDERS' DEFICIT (CONTINUED)

                  DEBT FINANCINGS

                  During 1995 ConSyGen-Arizona entered into an agreement with a consultant, as supplemented in 1996, under which the consultant agreed to assist ConSyGen-Arizona in obtaining financing. As noted above, ConSyGen-Arizona issued 100,000 shares of its common stock to the consultant as a retainer for services to be rendered. In 1996 such consultant assisted ConSyGen-Arizona in raising approximately $1,200,000 in a private placement of debt. The debt bore interest at a rate of 10% per annum, was unsecured, and was to be repaid in one year. As additional consideration to the lenders, ConSyGen-Arizona agreed to issue warrants to purchase an aggregate of 1,000,000 shares of ConSyGen-Arizona's common stock at an exercise price of $5.00 per share. The warrants would have become exercisable one year from the date of the loan, had a term of two years and were callable upon 60 days notice. As described in Note 11, in connection with ConSyGen-Texas' acquisition of ConSyGen-Arizona, ConSyGen-Arizona terminated these warrants and ConSyGen-Texas reserved for issuance new warrants to purchase 1,000,000 shares of ConSyGen-Texas common stock on the same terms and conditions.

                  Following the loan transaction in September 1996, the Company's consultant transferred common stock of ConSyGen-Texas held by it to the lenders in exchange for ConSyGen-Arizona's debt. As a result of this transaction, ConSyGen-Arizona's obligation to repay the lenders was extinguished and ConSyGen-Arizona became obligated to repay such consultant. Subsequently, ConSyGen-Texas and the consultant agreed that ConSyGen-Texas would issue an aggregate of 200,000 shares of its common stock to such consultant, of which 173,648 shares was in cancellation of ConSyGen-Arizona's debt acquired by the consultant from the lenders and 26,352 shares were as payment for services.

                  In May 1997, the Company entered into a new agreement with the consultant which supersedes all prior agreements with the consultant. Under this agreement, the Company (1) granted the consultant, until June 1998, a right of first refusal with respect to future financings and (2) issued the consultant 100,000 shares of common stock, in full satisfaction of all amounts owing under all existing arrangements with the consultant. These 100,000 shares, which are restricted under the Securities Act of 1933, were valued at $6.00 per share. In addition, the Company issued the consultant warrants to purchase 300,000 shares of common stock (see Note 13). The consultant agreed to provide such consulting services as the Company may request until June 1998. In addition, the consultant would be entitled to receive compensation, in an amount to be agreed upon, if any individual previously introduced by the consultant to the Company makes an investment in the Company.

                          CONSYGEN, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  MAY 31, 1997



NOTE 10 -         STOCKHOLDERS' DEFICIT (CONTINUED)

                  ACQUISITION OF CONSYGEN-ARIZONA

                  On September 5, 1996, ConSyGen-Texas, pursuant to an exchange agreement, acquired 100% of the issued and outstanding shares of ConSyGen-Arizona directly from the stockholders of ConSyGen-Arizona. Immediately prior to the acquisition, ConSyGen-Texas effected a 1-for-40 reverse split of its common stock. In connection with the acquisition, ConSyGen-Texas issued an aggregate of 9,275,000 shares of its common stock in exchange for all of the issued and outstanding shares of ConSyGen-Arizona. Upon the closing of the acquisition, ConSyGen-Texas issued 3,850,000 shares of common stock to various consultants for services rendered. Such shares were registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-8. In addition, ConSyGen-Texas issued 150,000 shares of common stock to a consultant for services to be rendered. These 4,000,000 shares were valued at $1.00 per share, which was management's best estimate of fair market value at the time of issuance. The accompanying financial statements include a charge of $4,000,000 for the issuance of such shares, which is included in general and administrative expenses. In connection with the acquisition, ConSyGen-Arizona terminated all options and warrants to acquire its common stock, and ConSyGen-Texas simultaneously adopted replacement options and warrants (see Note
11).

                  The exchange resulted in ConSyGen-Arizona's shareholders holding a larger portion of the voting rights of ConSyGen-Texas than was held after the acquisition by the persons who were ConSyGen-Texas stockholders prior to the acquisition (approximately 69% at closing). The transaction has been treated as a reverse acquisition (purchase) with ConSyGen-Arizona being the acquirer and ConSyGen-Texas being the acquired company. Subsequent to the acquisition, ConSyGen-Texas changed its legal name to ConSyGen, Inc.


NOTE 11 -         STOCK OPTION PLANS AND WARRANTS

                  In October 1995, ConSyGen-Arizona's Board of Directors approved the ConSyGen-Arizona Non-Qualified Stock Option Plan (the "1995 Plan"), which covered 1,275,000 shares of ConSyGen-Arizona's common stock. Under the terms of the 1995 Plan, the exercise price per share may not be less than the par value of ConSyGen-Arizona's common stock. Options may be granted for terms of up to five years from the date of grant. At December 31, 1995, options to purchase an aggregate of 1,275,000 shares were granted under the 1995 Plan. The 1995 Plan and all options outstanding thereunder were terminated effective as of September 5, 1996, the closing of the ConSyGen-Texas acquisition. ConSyGen-Texas adopted a new non-qualified stock option plan (the "1996 Plan") on September 5, 1996, covering 1,500,000 shares. At May 31, 1997, options to purchase an aggregate of 1,225,000 shares were outstanding under the 1996 Plan.

                          CONSYGEN, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  MAY 31, 1997



NOTE 11 -         STOCK OPTION PLANS AND WARRANTS (CONTINUED)

                  On March 1, 1997, ConSyGen-Texas adopted the ConSyGen, Inc. 1997 Non-Qualified Stock Option Plan (the "1997 Plan") , which reserves for issuance options to purchase 1,000,000 shares of common stock. In March 1997, the Company granted options to the President and Chief Executive Officer of the Company to purchase up to 400,000 shares of common stock at an exercise price of $8.875 per share. The options expire 10 years from the date of grant. At the date of grant, the options were immediately exerciseable.

                  Effective as of the closing of the ConSyGen-Texas acquisition, ConSyGen-Arizona terminated warrants to purchase 1,000,000 shares of its common stock, which were issuable in connection with ConSyGen-Arizona's $1,200,000 debt financing in 1996. ConSyGen-Texas simultaneously reserved for issuance replacement warrants to purchase 1,000,000 shares of its common stock on the same terms. These warrants have an exercise price of $5.00 per share, become exerciseable in August of 1997, expire in September 1998 and are callable upon 60 days notice.

                  The following tables summarize the activity under the 1995, 1996 and 1997 Plans along with common stock warrant activity for the periods indicated:

                                                                                                     Weighted
                                                                                    Price of         Average
                                                               Options               Option          Exercise
                                                             Outstanding             Grants           Price
                                                             -----------             ------           -----
Outstanding at December 31, 1994                                   -                    -

   Granted                                                    1,275,000             $    .01
                                                             ----------

Outstanding at December 31, 1995                              1,275,000                 -              $   .01

   Terminated                                                (1,275,000)                -                 -
   Replacement  Options                                       1,275,000             $   1.00              -
   Terminated                                                  (450,000)                                  -
   Granted                                                      375,000             $   1.00              -
   Granted                                                       50,000             $   6.50              -
                                                             ----------                                -------

Outstanding at December 31, 1996                              1,250,000              .                 $  1.00

   Granted                                                      405,000             $8.88-$10.
   Terminated                                                   (25,000)
                                                             ----------                                -------

Outstanding at May 31, 1997                                   1,630,000                                $  3.11
                                                             ==========                                =======

                          CONSYGEN, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  MAY 31, 1997





NOTE 11 -         STOCK OPTION PLANS AND WARRANTS (Continued)

                                                                                                      Weighted
                                                                                  Price of            Average
                                                                Warrants           Warrant            Exercise
                                                              Outstanding          Grants              Price
                                                              ----------         ----------          --------
Outstanding at December 31, 1995                                    -

   Granted                                                     1,000,000         $   5.00
                                                               ---------

Outstanding at December 31, 1996                               1,000,000                              $  5.00

   Granted                                                          -

Outstanding at May 31, 1997                                    1,000,000                              $  5.00
                                                               =========                              =======


                  At December 31, 1996, 293,750 options and 0 warrants to purchase shares were exercisable. The weighted average exercise price of the exercisable options is $1.

                  At May 31, 1997, 698,750 options and 0 warrants to purchase shares were exercisable. The weighted average exercise price of the exercisable options is $5.58.

                  At May 31, 1997 the average life of outstanding options and warrants was 9.5 years and 1.3 years respectively and the average life of exercisable options was 9.5 years.

         Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation", requires companies to measure employee stock compensation plans based on the fair value method of accounting. However, the Statement allows the alternative of continued use of Accounting Principles Board
(APB) Option No. 25, "Accounting for Stock Issued to Employees," with pro forma disclosure of net income and earnings per share determined as if the fair value based method had been applied in measuring compensation cost. The Company adopted the new standard in 1996 and elected the continued use of APB Opinion No. 25. Pro forma disclosure has not been provided, as the effect on 1996 net earnings was immaterial.

                          CONSYGEN, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  MAY 31, 1997


NOTE 12 -         SALES AND MARKETING

                  The Company's sales and marketing strategy includes an independent sales representative program, and entering into alliances with system integrators that provide computer related services to end-users. Under the sales representative program, the Company engages individuals on a non-exclusive basis to refer business to the Company. In general, under the alliances with systems integrators, the systems integrator will contract with the Company to provide conversion services, including Year 2000 correction services, to the integrator's customers. The Company believes that this approach affords it the opportunity to have its services marketed to a wide range of potential customers. The Company has entered into such alliances with several major corporations, including Unisys Corporation, Strategia Corporation, Agiss Software Corporation, SCB Computer Technology, and Millenium Enterprises.


NOTE 13 -         SUBSEQUENT EVENTS

                  COMMON STOCK PRIVATE PLACEMENT

                  In June 1997 the Company sold 120,000 shares of its common stock at $9.00 per share in a private placement for gross proceeds of $1,080,000. In connection with the sale, the Company paid a 7% cash commission and issued 3,600 shares of common stock as a finders fee. The Company has agreed to use its best efforts to register the shares under the Securities Act of 1933, as amended, within 120 days from the date of sale.

                  In late August 1997, the Company accepted subscriptions to purchase an aggregate 100,000 shares of Common Stock for aggregate consideration of $504,000 (net of finders fees). The Company expects to receive the proceeds of these subscriptions ($504,000) in early September, 1997.

                  WARRANT ISSUANCE TO CONSULTANT

                  In July, 1997, in connection with the new agreement with the Company's consultant (see Note 10), the Company agreed to issue the consultant warrants to purchase 300,000 shares of common stock at a price of $5.00 per share. The shares of common stock issuable upon exercise of these warrants will be restricted securities under the Securities Act of 1933. The warrants are immediately exerciseable, expire two years from the date of grant, and are callable upon 60 days notice.

                  INCREASE IN COMMON SHARES AUTHORIZED

                  In July 1997, the Company amended its Articles of Incorporation to increase its authorized common shares from 16,666,666 to 40,000,000 shares.

                          CONSYGEN, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                 AUGUST 31, 1997
                                   (Unaudited)


                                     ASSETS

Current Assets:
  Cash and Cash Equivalents                                                                      $   51,084
  Stock Subscriptions Receivable                                                                    560,000
  Debt Issuance Expense - Net                                                                        33,336
  Prepaid Expenses                                                                                   10,425
                                                                                                 ----------

         Total Current Assets                                                                       654,845

Furniture and Equipment - Net                                                                       291,617

Other Assets:
  Debt Issuance Expense - Net of Current Portion                         $      52,775
  Other Assets                                                                   4,596
                                                                         -------------

         Total Other Assets                                                                          57,371
                                                                                                 ----------
Total Assets                                                                                     $1,003,833
                                                                                                 ==========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
  Notes Payable                                                                                  $  236,317
  Loans Payable                                                                                     160,000
  Loans Payable - Related Parties                                                                   162,275
  Accounts Payable                                                                                  114,947
  Accrued Liabilities                                                                               276,805
                                                                                                 ----------

         Total Current Liabilities                                                                  950,344

Long-Term Debt                                                                                    1,000,000
                                                                                                 ----------

         Total Liabilities                                                                        1,950,344

Stockholders' Deficit:
  Common Stock, $.003 Par Value, 40,000,000 Shares
    Authorized, Issued and Outstanding 13,919,831 Shares                 $      41,760
  Additional Paid-In Capital                                                18,121,325
  Common Stock Subscribed, 100,000 Shares                                      504,000
  Accumulated Deficit                                                      (19,613,596)
                                                                         -------------

         Total Stockholders' Deficit                                                               (946,511)
                                                                                                 ----------

Total Liabilities and Stockholders' Deficit                                                      $1,003,833
                                                                                                 ==========


The accompanying notes are an integral part of the financial statements.

                          CONSYGEN, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   (Unaudited)


                                                      For The Three Months
                                                 -------------------------------
                                                              Ended
                                                 -------------------------------
                                                            August 31,
                                                 -------------------------------
                                                      1997             1996
                                                 -------------     -------------
Revenues:

       Interest Income                             $     5,915      $      -
                                                   -----------      -----------

Costs and Expenses:

       Software Development                            284,045          210,560
       General and Administrative Expenses             333,813        1,010,658
       Interest Expense                                110,664           62,980
       Depreciation and Amortization                    21,403           67,216
                                                   -----------      -----------

              Total Costs and Expenses                 749,925        1,351,414
                                                   -----------      -----------

       Net Loss                                    $  (744,010)     $(1,351,414)
                                                   ===========      ===========

       Weighted Average Common Shares Outstanding   13,919,831        8,076,889
                                                   ===========      ===========

       Net Loss Per Common Share                   $      (.05)     $      (.17)
                                                   ===========      ===========


The accompanying notes are an integral part of the financial statements.

                          CONSYGEN, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
                   FOR THE THREE MONTHS ENDED AUGUST 31, 1997
                                   (Unaudited)



                                                                   Additional                                     Total
                                                                   ----------                                  ------------
                                             Common Stock            Paid-In     Common Stock    Accumulated   Stockholders'
                                          ------------------       ----------    ------------    -----------   ------------
                                          Shares      Amount         Capital      Subscribed       Deficit       Deficit
                                          ------      ------       ----------    ------------    -----------   ------------


Balance - June 1, 1997                  13,796,231   $41,389      $17,108,689      $   -        $(18,869,586)   $(1,719,508)

Sale of Common Stock,
  Net of Offering Costs                    120,000       360        1,004,040          -                -         1,004,400

Common Stock Issued as
  Finder's Fees                              3,600        11              (11)         -                -              -

Interest on Loans                             -         -               8,607          -                -             8,607

Subscription for 100,000
  Shares of Common Stock,
  Net of Finder's Fees                        -         -                -          504,000             -           504,000

Net Loss                                      -         -                -             -            (744,010)      (744,010)
                                        ----------   -------      -----------      --------     ------------    -----------

Balance - August 31, 1997               13,919,831   $41,760      $18,121,325      $504,000     $(19,613,596)   $  (946,511)
                                        ==========   =======      ===========      ========     ============    ===========





The accompanying notes are an integral part of the financial statements.

                          CONSYGEN, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                   (Unaudited)

                                                         For The Three Months
                                                     ---------------------------
                                                                Ended
                                                     ---------------------------
                                                              August 31,
                                                     ---------------------------
                                                          1997           1996
                                                     ------------   ------------
Cash Flows From Operating Activities:
  Net Loss                                           $  (744,010)   $(1,351,414)
  Adjustments to Reconcile Net Loss to Net
    Cash (Used) by Operating Activities:
      Depreciation                                        13,070          4,883
      Stock Issued for Services                             --          888,503
      Amortization of Debt Issuance Expense                8,333         62,333
      Loan Interest - Additional Paid-In Capital           8,607         16,430
      Changes in Operating Assets and Liabilities:
        Accounts Receivable                                 --           13,265
        Prepaid Expenses                                   7,800           --
        Accounts Payable                                  52,243        (52,030)
        Accrued Liabilities                              (88,094)       (30,560)
                                                     -----------    -----------

         Net Cash (Used) by Operating Activities        (742,051)      (448,590)
                                                     -----------    -----------

Cash Flows From Investing Activities:
  Purchases of Furniture and Equipment                  (232,656)       (11,644)
                                                     -----------    -----------

         Net Cash (Used) by Investing Activities        (232,656)       (11,644)
                                                     -----------    -----------

Cash Flows From Financing Activities:
  Proceeds of Debt Financing                                --          481,000
  Proceeds of Loans and Notes Payable                       --           34,908
  Payments of Loans and Notes Payable                    (23,190)       (50,000)
  Proceeds of Loans Payable - Related Parties             23,190           --
  Payments of Loans Payable - Related Parties                (92)        (1,549)
  Proceeds on Sale of Common Stock                     1,080,000           --
  Commissions on Sale of Common Stock                    (75,600)          --
                                                     -----------    -----------

         Net Cash Provided by Financing Activities     1,004,308        464,359
                                                     -----------    -----------

Net Increase in Cash and Cash Equivalents                 29,601          4,125

Cash and Cash Equivalents - Beginning of Period           21,483           --
                                                     -----------    -----------

Cash and Cash Equivalents - End of Period            $    51,084    $     4,125
                                                     ===========    ===========

The accompanying notes are an integral part of the financial statements.

                          CONSYGEN, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                   (Unaudited)
                                   (Continued)

                                                                           For The Three Months
                                                                           ---------------------
                                                                                  Ended
                                                                           ---------------------
                                                                                 August 31,
                                                                           ---------------------
                                                                              1997          1996
                                                                           ----------   --------

Supplemental Cash Flow Information:
  Cash Paid for Interest                                                   $   95,000   $  1,559
                                                                           ==========   ========

  Cash Paid for Income Taxes                                               $     --     $   --
                                                                           ==========   ========

Supplemental Disclosure of Non-Cash Financing Activities:

  Cancellation of Debt into Additional Paid-In Capital - Related Parties   $     --     $350,000
                                                                           ==========   ========

  Issuance of Common Stock as Debt Issuance Expense                        $     --     $ 24,000
                                                                           ==========   ========

  Issuance of Common Stock as Payment of Debt - Related Parties            $     --     $350,000
                                                                           ==========   ========

  Issuance of Common Stock as Finder's Fees on Sale of Common Stock        $   21,600   $   --
                                                                           ==========   ========

  Common Stock Subscribed - Net of Finder's Fees                           $  504,000   $   --
                                                                           ==========   ========





The accompanying notes are an integral part of the financial statements.

                          CONSYGEN, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 AUGUST 31, 1997
                                   (Unaudited)

NOTE 1 -          BASIS OF PRESENTATION

                  The consolidated financial statements include the accounts of ConSyGen, Inc., a Texas corporation ("ConSyGen-Texas") and its wholly-owned subsidiary, ConSyGen, Inc., an Arizona corporation ("ConSyGen-Arizona"). Significant intercompany accounts and transactions have been eliminated.

                  ConSyGen-Texas and its wholly-owned subsidiary
ConSyGen-Arizona are hereafter collectively referred to as the "Company".

                  In the opinion of the Company, the accompanying unaudited consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations and cash flows for the periods presented.

                  Results of operations for interim periods are not necessarily indicative of the results of operations for a full year due to external factors which are beyond the control of the Company.


NOTE 2 -          STOCKHOLDERS' DEFICIT

                  COMMON STOCK PRIVATE PLACEMENT

                  In June 1997 the Company sold 120,000 shares of its common stock in a private placement for gross proceeds of $1,080,000. In connection with the sale, the Company paid finder's fees of $75,600 and issued 3,600 shares of common stock valued at $21,600. These shares were sold in a private placement exempt from registration under the Securities Act of 1933, as amended ("the Act"), pursuant to Regulation D promulgated thereunder.

                  In late August 1997, the Company accepted subscriptions to purchase 100,000 shares of common stock for aggregate consideration of $504,000, net of $56,000 in finder's fees. On September 9, 1997, the Company received the net proceeds (504,000) of these subscriptions. These shares were sold in a private placement exempt from registration under the Act, pursuant to Regulation D promulgated thereunder.

                  WARRANT ISSUANCE TO CONSULTANT

                  In July 1997, in connection with the new agreement with the Company's consultant the Company agreed to issue the consultant warrants to purchase 300,000 shares of common stock at a price of $5.00 per share. The shares of common stock issueable upon exercise of these warrants will be restricted securities under the Act. The warrants are immediately exerciseable, expire two years from the date of grant, and are callable upon 60 days notice.

                  INCREASE IN COMMON SHARES AUTHORIZED

                  In July 1997, the Company amended its Articles of Incorporation to increase its authorized common shares from 16,666,666 to 40,000,000 shares.

                          CONSYGEN, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 AUGUST 31, 1997
                                   (Unaudited)


NOTE 3 -          SUBSEQUENT EVENTS

                  In early September 1997, the Company accepted subscriptions to purchase an additional 52,000 shares of common stock for aggregate consideration of $312,500, net of $10,000 in finder's fees. The Company has since received the net proceeds ($312,500) of these subscriptions. These share were sold in a private placement exempt from registration under the Act, pursuant to Regulation D promulgated thereunder.

                  On September 10, 1997, the Company granted Ronald I. Bishop, President and Chief Executive Officer of the Company, options to purchase 500,000 shares of common stock pursuant to the Company's 1997 Amended and Restated Non Qualified Stock Option Plan. The option had a term of 10 years, and the original exercise price was $5.50 per share. In November 1997, Mr. Bishop surrendered options to purchase a total of 900,000 shares of Common Stock in exchange for replacement options to purchase a total of 900,000 shares with an exercise price of $4.00 per share. Of these 900,000 options, options to purchase 561,500 are immediately exerciseable and the remaining 338,500 become exerciseable in 22 equal monthly installments commencing one month from the date of grant.

                  In September 1997, the Company sold 900,000 shares of Common Stock in a private placement for gross proceeds of $5,276,250. In connection with this offering, the Company paid the following finder's fees: approximately $185,000 in cash and 31,500 shares of Common Stock. The net proceeds of this offering were approximately $5.1 million. These shares were sold in a private placement exempt from registration under the Act, pursuant to Regulation D promulgation thereunder.

                  In October 1997, the Company issued approximately 31,000 shares of common stock, including approximately 19,900 shares to related parties, in connection with the payment of indebtedness in an aggregate amount of approximately $250,000.

                  In November 1997, the Company issued to a consultant for services rendered warrants to purchase an aggregate of 100,000 shares of common stock at an exercise price of $5.00 per share. The warrants become fully exercisable in November 1998.

================================================================================

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR OF ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION IN SUCH JURISDICTION. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                   --------------------------

                       TABLE OF CONTENTS

                                                 PAGE
                                                 ----
Prospectus Summary...........................      2
Risk Factors.................................      4
Use of Proceeds..............................      7
Dividend Policy..............................      7
Price Range of Common Stock..................      8
Capitalization...............................      9
Dilution.....................................     10
Selected Consolidated Financial Data.........     11
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.................................     12
Business.....................................     16
Management...................................     26
Certain Transactions.........................     29
Principal Stockholders.......................     30
Selling Stockholders.........................     32
Description of Capital Stock.................     35
Shares Eligible for Future Sale..............     36
Plan of Distribution.........................     36
Legal Matters................................     36
Experts......................................     36
Additional Information.......................     36
Index to Consolidated Financial Statements       F-1

================================================================================


                                3,187,570 SHARES




                                 CONSYGEN, INC.

                                  COMMON STOCK







                               ------------------

                                   PROSPECTUS

                               ------------------

                                DECEMBER 9, 1997


================================================================================